Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184866

PROSPECTUS SUPPLEMENT

(to Prospectus dated November 21, 2012)

2,900,000 Shares

Fiesta Restaurant Group, Inc.

Common Stock

This prospectus supplement relates to the offering of 2,900,000 shares of our common stock, which are held by the selling stockholders named in this prospectus supplement. We are not selling any common stock under this prospectus supplement and will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is quoted on The NASDAQ Global Select Market under the symbol “FRGI”. On March 21, 2013, the last reported sale price of our common stock on The NASDAQ Global Select Market was $24.58 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-15 of this prospectus supplement, on page 3 of the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the federal securities laws and may take advantage of certain reduced public company reporting requirements.

	PER SHARE	TOTAL
Public Offering Price	$24.25	$70,325,000
Underwriting Discounts and Commissions(1)	$0.97	$2,813,000
Proceeds to Selling Stockholders (Before Expenses)	$23.28	$67,512,000

(1)	We refer you to “Underwriting (Conflicts of Interest)” on page S-58 of this prospectus supplement for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be made on or about March 27, 2013. The selling stockholders named in this prospectus supplement have granted the underwriters an option for a period of 30 days to purchase up to an additional 435,000 shares of our common stock held by the selling stockholders. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling stockholders will be $3,234,950, and the total proceeds to the selling stockholders, before expenses, will be $77,638,800.

Joint Book-Running Managers

Jefferies	Piper Jaffray	Raymond James

Co-Manager

Stephens Inc.

Prospectus Supplement dated March 21, 2013

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is comprised of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us, and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated November 21, 2012, which gives more general information, some of which may not apply to this offering of common stock. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the headings “Information Incorporated By Reference” and “Where You Can Find More Information”.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. We have not, the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, nor the selling stockholders, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and in any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date on the front of this prospectus supplement, the accompanying prospectus and in any free writing prospectus that we have authorized for use in connection with this offering, as applicable, and that any information incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date given in the document incorporated by reference, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference, then you should consider only the statement in the more recent document.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus filed by us with the Securities and Exchange Commission, which we refer to as the “SEC”, related to this offering before making an investment decision, including the information contained in the documents identified under the headings “Information Incorporated By Reference” and “Where You Can Find More Information” below.

PRESENTATION OF INFORMATION

Throughout this prospectus supplement, we refer to Fiesta Restaurant Group, Inc. as “Fiesta Restaurant Group” or “Fiesta” and, together with its consolidated subsidiaries, as “we,” “our” and “us” unless otherwise indicated or the context otherwise requires. Any reference to “Carrols Restaurant Group” refers to Carrols Restaurant Group, Inc., a Delaware corporation and our former indirect parent company, and its consolidated subsidiaries (other than Fiesta Restaurant Group and its subsidiaries after the distribution date), unless otherwise indicated or the context otherwise requires. Any reference to “Carrols” refers to Carrols Corporation, a Delaware corporation and our former direct parent company prior to the spin-off, and its consolidated subsidiaries (other than Fiesta Restaurant Group and its subsidiaries after the distribution date), unless otherwise indicated or the context otherwise requires. Any reference to “Carrols LLC” refers to Carrols’ direct subsidiary, Carrols LLC, a Delaware limited liability company, unless otherwise indicated or the context otherwise requires.

In addition, we describe in this prospectus supplement the Pollo Tropical and Taco Cabana restaurant brands as if they were our business for all historical periods described unless otherwise indicated or the context otherwise requires. References in this prospectus supplement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or

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activities of Pollo Tropical and Taco Cabana as the businesses were conducted as part of Carrols Restaurant Group prior to the distribution date.

We use a 52 or 53 week fiscal year ending on the Sunday closest to December 31. Our fiscal year ended January 3, 2010 contained 53 weeks. The fiscal years ended December 28, 2008, January 2, 2011, January 1, 2012, and December 30, 2012 each contained 52 weeks.

We use the terms “Adjusted Segment EBITDA” and “Adjusted Segment EBITDA margin” in this prospectus supplement because they are financial indicators that are reported to the chief operating decision maker for purposes of allocating resources to our segments and assessing their performance. Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense. Adjusted Segment EBITDA may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Adjusted Segment EBITDA margin means Adjusted Segment EBITDA as a percentage of the total revenues of the applicable segment. We consider our Pollo Tropical restaurants and Taco Cabana restaurants to each constitute a separate segment at the brand level.

USE OF NON-GAAP FINANCIAL MEASURES

Total Adjusted Segment EBITDA, Total Adjusted Segment EBITDA margin, Restaurant-Level Adjusted Segment EBITDA and Restaurant-Level Adjusted Segment EBITDA margin for both of our brands and Total Restaurant-Level Adjusted Segment EBITDA and Total Restaurant-Level Adjusted Segment EBITDA margin are all non-GAAP financial measures. Total Adjusted Segment EBITDA represents the sum of Adjusted Segment EBITDA for both of our Pollo Tropical and Taco Cabana segments. Total Adjusted Segment EBITDA margin represents Total Adjusted Segment EBITDA divided by total revenues. Restaurant-Level Adjusted Segment EBITDA represents Adjusted Segment EBITDA for the applicable segment excluding franchise royalty revenues and fees and general and administrative expenses attributable to the applicable segment (including corporate-level general and administrative expenses allocable to the applicable segment). Restaurant-Level Adjusted Segment EBITDA margin represents Restaurant-Level Adjusted Segment EBITDA divided by restaurant sales for the applicable segment. Total Restaurant-Level Adjusted Segment EBITDA represents the sum of Restaurant-Level Adjusted Segment EBITDA for both of our Pollo Tropical and Taco Cabana segments. Total Restaurant-Level Adjusted Segment EBITDA margin represents Total Restaurant-Level Adjusted Segment EBITDA divided by total restaurant sales.

Management believes that such financial measures, when viewed with our results of operations calculated in accordance with GAAP and our reconciliation of Total Restaurant-Level Adjusted Segment EBITDA (and Restaurant-Level Adjusted Segment EBITDA for each of our Pollo Tropical and Taco Cabana segments) and Total Adjusted Segment EBITDA to net income (i) provide useful information about our operating performance and period-over-period growth (including at the restaurant level), (ii) provide additional information that is useful for evaluating the operating performance of our business and (iii) permit investors to gain an understanding of the factors and trends affecting our ongoing earnings, from which capital investments are made and debt is serviced. However, such measures are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income or cash flow from operating activities as indicators of operating performance or liquidity. Also these measures may not be comparable to similarly titled captions of other companies.

All of such non-GAAP financial measures have important limitations as analytical tools. These limitations include the following:

■	such financial information does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

■	such financial information does not reflect interest expense or the cash requirements necessary to service principal or interest payments on our debt;

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although depreciation and amortization are non-cash charges, the assets that we currently depreciate and amortize will likely have to be replaced in the future, and such financial information does not reflect the cash required to fund such replacements;

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such financial information does not reflect the effect of earning or charges resulting from matters that our management does not consider to be indicative of our ongoing operations. However, some of these charges (such as impairment and other lease charges, other income and expense and stock compensation expense) have recurred and may recur; and

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Restaurant-Level Adjusted Segment EBITDA and Total Restaurant-Level Adjusted Segment EBITDA do not reflect segment level or corporate level general and administrative expenses which are recurring expenses.

See “—Summary Historical Financial and Operating Data” for a quantitative reconciliation of Total Adjusted Segment EBITDA, Restaurant-Level Adjusted Segment EBITDA and Total Restaurant-Level Adjusted Segment EBITDA to the most directly comparable GAAP financial performance measure, which we believe is net income.

SPIN-OFF

We own, operate and franchise two fast-casual restaurant brands, Pollo Tropical and Taco Cabana, through our wholly-owned subsidiaries Pollo Operations, Inc. and Pollo Franchise, Inc., which we collectively refer to as “Pollo Tropical”, and Taco Cabana, Inc. and its subsidiaries, which we collectively refer to as “Taco Cabana”. We were incorporated in April 2011. In May 2011, Carrols contributed all of the outstanding capital stock of Pollo Tropical and Taco Cabana to Fiesta Restaurant Group in exchange for all of its outstanding capital stock, and Fiesta Restaurant Group became a wholly-owned subsidiary of Carrols Restaurant Group. On May 7, 2012, which we refer to as the “distribution date”, Carrols Restaurant Group completed the spin-off of Fiesta, and Fiesta became an independent public company, through the distribution of all of the outstanding shares of Fiesta Restaurant Group’s common stock to the stockholders of Carrols Restaurant Group, which we refer to as the “Spin-off. As a result of the Spin-off, as of the distribution date we became an independent public company and our common stock is traded on The NASDAQ Global Select Market under the symbol “FRGI.” The consolidated financial information discussed and incorporated by reference in this prospectus supplement has been prepared as if Fiesta Restaurant Group was in existence for all periods presented. In addition, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus supplement gives effect to a 23,161.822 for one split of our outstanding common stock, which occurred on April 19, 2012.

INDUSTRY AND MARKET DATA

In this prospectus supplement, we refer to information, forecasts and statistics regarding the restaurant industry. Unless otherwise indicated, all restaurant industry data in this information statement refers to the U.S. restaurant industry and is taken from or based upon the Technomic, Inc. (“Technomic”) report titled “2012 Technomic Top 500 Chain Restaurant Report.” In this prospectus supplement we also refer to information, forecasts and statistics from the U.S. Census Bureau and the U.S. Department of Agriculture. The information, forecasts and statistics we have used from Technomic may reflect rounding adjustments.

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PROSPECTUS SUMMARY

Our Company

We own, operate and franchise two fast-casual restaurant brands, Pollo Tropical® and Taco Cabana®, which have over 25 and 35 years, respectively, of operating history and loyal customer bases. Our Pollo Tropical restaurants offer a wide variety of freshly-prepared Caribbean inspired food, while our Taco Cabana restaurants offer a broad selection of hand-made, fresh and authentic Mexican food. We believe that both brands are differentiated from other restaurant concepts and offer a unique dining experience. We are positioned within the value-oriented fast-casual restaurant segment, which combines the convenience and value of quick-service restaurants with the variety, food quality, décor and atmosphere more typical of casual dining restaurants. Our open display kitchen format allows guests to view and experience our food being freshly-prepared and cooked to order. Additionally, nearly all of our restaurants offer the convenience of drive-thru windows.

For the fiscal year ended December 30, 2012, the average annual sales per restaurant for our company-owned Pollo Tropical restaurants was approximately $2.5 million and approximately $1.8 million for our company-owned Taco Cabana restaurants, which we believe are among the highest in the fast-casual and quick-service segments based on industry data from Technomic. As of December 30, 2012, we owned and operated 91 Pollo Tropical and 160 Taco Cabana restaurants for a total of 251 restaurants across four states. We have opened an additional four company-owned restaurants during the first quarter of 2013 as of the date of this prospectus supplement, including our first company-owned Pollo Tropical restaurant in Tennessee, located in the Nashville market. We franchise our Pollo Tropical restaurants primarily in international markets, and as of December 30, 2012, we had 35 franchised Pollo Tropical restaurants. We have opened one franchised Pollo Tropical restaurant in 2013 as of the date of this prospectus supplement. As of December 30, 2012, we had eight Taco Cabana franchised restaurants located in Georgia, New Mexico and Texas. For the fiscal year ended December 30, 2012, we generated consolidated revenues of $509.7 million and comparable restaurant sales for 2012 increased 8.1% for Pollo Tropical and 4.7% for Taco Cabana. The quarter ended December 30, 2012 represents the thirteenth consecutive quarter that Pollo Tropical has achieved positive comparable restaurant sales, and the tenth consecutive quarter that Taco Cabana has achieved positive comparable restaurant sales.

Pollo Tropical. Our Pollo Tropical restaurants offer Caribbean inspired menu items, featuring our bone-in chicken marinated for 24 hours in our proprietary blend of tropical fruit juices and grilled over an open flame. Our diverse menu also includes a line of “TropiChops®” (a casserole bowl of grilled chicken, roast pork, shrimp or grilled vegetables served over white, brown or yellow rice and red or black beans and topped with a variety of freshly-made sauces and salsas), a variety of sandwiches, wraps, salads, grilled ribs and wings offered with an array of freshly made salsas, sauces and Caribbean style “made-from-scratch” side dishes, including black beans and rice, “Yucatan” fries and sweet plantains, as well as more traditional menu items such as french fries and corn. We also offer a self-service salsa bar which includes a wide selection of “made-from-scratch” salsas, sauces, jalapeños, cilantro, onions and other items which allows our guests to further customize their orders. Our restaurants offer Caribbean dessert favorites, such as flan and tres leches, and at certain locations, we offer sangria, wine and beer. Most menu items are prepared daily in each of our restaurants, which feature open display cooking on large, open-flame grills. We offer both individual and family meal-sized portions which enable us to provide a home meal replacement for our guests. We also offer catering for parties and corporate events.

Our Pollo Tropical restaurants feature dining areas designed to create an inviting, festive and tropical atmosphere. We also provide our guests the option of take-out, and nearly all of our restaurants provide the convenience of drive-thru windows. Our Pollo Tropical restaurants are generally open for lunch, dinner and late night seven days a week. As of December 30, 2012, substantially all of our company-owned Pollo Tropical restaurants were freestanding buildings. Our typical free-standing Pollo Tropical restaurant ranges from 2,800 to 3,500 square feet and provides interior seating for approximately 70 guests. For the fiscal year ended December 30, 2012, the average sales transaction at our company-owned Pollo Tropical restaurants was $9.68, with dinner and late night sales representing the largest day-part at 53.4%. For the fiscal year ended

December 30, 2012, our Pollo Tropical brand generated total revenues of $229.3 million, Adjusted Segment EBITDA of $38.6 million and Restaurant-Level Adjusted Segment EBITDA of $57.1 million, including pre-opening expenses of $1.0 million (which include costs incurred prior to opening a restaurant, including restaurant employee wages and related expenses, travel expenditures, recruiting, training and rent, in addition to promotional costs associated with the restaurant opening).

Pollo Tropical opened its first restaurant in 1988 in Miami, Florida. As of December 30, 2012, we owned and operated a total of 91 Pollo Tropical restaurants, of which 89 were located in Florida and two were located in Georgia. We have opened two additional company-owned Pollo Tropical restaurants, one in Florida and one in the Nashville, Tennessee market in 2013 as of the date of this prospectus supplement. In 2009, through a select upgrade strategy, we introduced an elevated Pollo Tropical concept. This elevated format provides guests the same Caribbean inspired menu items with an elevated fast-casual experience that we believe better positions the brand for a broader target market and growth outside our existing markets. In addition to remodeling the restaurant, key enhancements include guests ordering at the counter and having the food brought to their table, hand held menus, reusable tableware, Wi-Fi and additional menu items. This format serves as our new restaurant model for Pollo Tropical’s expansion outside of its core South Florida market. We are franchising our Pollo Tropical restaurants primarily internationally, and as of December 30, 2012, we had 35 franchised Pollo Tropical restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad & Tobago, the Bahamas, Venezuela, Costa Rica, Panama and on college campuses in Florida. We have opened one franchised Pollo Tropical restaurant in 2013 as of the date of this prospectus supplement. We also have agreements for the future development of franchised Pollo Tropical restaurants in Trinidad & Tobago, Aruba, Curacao, Bonaire, Guatemala and India.

Taco Cabana. Our Taco Cabana restaurants serve fresh, authentic Mexican food, including flame-grilled beef and chicken fajitas served on sizzling iron skillets, quesadillas, hand-rolled flautas, enchiladas, burritos, tacos, fresh-made flour tortillas, a selection of “made-from-scratch” salsas and sauces, customizable salads served in our “Cabana bowl”, and traditional Mexican and American breakfasts. We also offer a self-service salsa bar which includes a wide selection of “made-from-scratch” salsas, sauces, jalapeños, cilantro, onions and other items which allows our guests to further customize their orders. We also offer a variety of beverage choices that include soft drinks, our signature frozen margaritas and beer. Most of the menu items are freshly prepared at each restaurant daily.

Taco Cabana restaurants feature open display cooking that enables guests to observe fajitas cooking on an open grill, a tortilla machine pressing and grilling fresh flour tortillas and the fresh preparation of other menu items. Our Taco Cabana restaurants feature interior dining areas as well as semi-enclosed and outdoor patio areas, which provide a vibrant, contemporary decor and relaxing atmosphere. Additionally, we provide our guests the option of take-out, as well as the convenience of drive-thru windows and catering. Our typical freestanding Taco Cabana restaurants average approximately 3,500 square feet (exclusive of the exterior dining area) and provide seating for approximately 80 guests, with additional outside patio seating for approximately 50 guests. As of December 30, 2012, substantially all of our company-owned Taco Cabana restaurants were freestanding buildings.

Taco Cabana pioneered the Mexican patio cafe concept with its first restaurant in San Antonio, Texas in 1978. As of December 30, 2012, we owned and operated 160 Taco Cabana restaurants, of which 156 are located in Texas and four in Oklahoma and we also had eight franchised restaurants. We have opened two company-owned Taco Cabana restaurants in 2013 as of the date of this prospectus supplement. A majority of our Taco Cabana restaurants are open 24 hours a day, generating guest traffic and restaurant sales balanced across multiple day-parts, with dinner sales representing the largest day-part at 26.3% for the fiscal year ended December 30, 2012. For the fiscal year ended December 30, 2012, the average sales transaction at our company-owned Taco Cabana restaurants was $8.36. For the fiscal year ended December 30, 2012, our Taco Cabana brand generated total revenues of $280.4 million, Adjusted Segment EBITDA of $25.6 million and Restaurant-Level Adjusted Segment EBITDA of $46.6 million, including pre-opening expenses of $0.6 million.

In 2010 we began initiatives to enhance the Taco Cabana concept in certain existing markets with the goal of providing guests with an elevated fast-casual experience and to better position the brand for sustainable growth both within and outside our existing markets. In addition to remodeling the restaurant, service enhancements included our guests ordering at the counter and having their food brought to the table, hand held menus, Wi-Fi as well as new menu items. As of December 30, 2012, we had upgraded a total of 79 Taco Cabana restaurants. As a continuation of our brand positioning efforts, we plan to bring these brand elevating enhancements to the remaining Taco Cabana restaurants in 2014. The cost of these enhancements has been, and is expected to be, approximately $50,000 to $250,000 per restaurant.

We believe the success of our Pollo Tropical and Taco Cabana brands is a result of the following key attributes:

■	A variety of made-from-scratch signature dishes with differentiated Caribbean and Mexican flavor profiles designed to appeal to consumers’ desire for freshly-prepared food and healthful menu options;

■	Balanced sales by day-part with the dinner day-part representing the largest sales day-part, providing a higher average check than our other day-parts;

■	Broad appeal that attracts consumers that desire differentiated and ethnic flavor profiles and customized and varied quality product offerings at competitive prices in an appealing atmosphere;

■	Healthful dining options which include grilled entrée choices and freshly-made menu items;

■	Operating primarily company-owned restaurants which gives us the ability to control the consistency and quality of the guest experience and the strategic growth of our restaurant operations;

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Significant brand recognition due to high market penetration of company-owned restaurants in our core markets, which provides operating, marketing and distribution efficiencies, convenience for our guests and the ability to effectively manage and enhance brand awareness;

■	Established infrastructure to manage operations and develop and introduce new menu offerings, positioning us to build guest frequency and broaden our customer base;

■	Ability to capitalize on the continuing trend towards the fast-casual segment, home meal replacement and the increasing popularity and acceptance of Hispanic food; and

■	A strong and well defined corporate culture at all levels based on a commitment to provide high quality food and service at a great value.

The Restaurant Industry

According to Technomic, in 2011 total restaurant industry revenue in the United States was $370.2 billion, which represents an increase of 2.5% over the prior year. The historical growth of sales in the U.S. restaurant industry may not be indicative of future growth, and there can be no assurance that sales in the U.S. restaurant industry will grow in the future. In 2011, 48.7% of food dollars were spent on food away from home, and demand for out-of-home dining continues to outpace at-home dining, according to the U.S. Department of Agriculture.

We operate in the fast-casual restaurant segment which combines the convenience and value of quick-service restaurants with the variety, food quality, décor and atmosphere more typical of casual dining restaurants. We believe that the fast-casual restaurant segment is one of the fastest growing segments of the restaurant industry. According to Technomic, 2011 sales growth as compared to 2010 for fast-casual chains in the Technomic Top 500 restaurant chains was 8.6% as compared to 3.5% for the overall Top 500 restaurant chains.

Competitive Strengths

We believe we benefit from the following competitive strengths:

Leading Brands in the Attractive Fast-Casual Segment. As of December 30, 2012, we owned, operated and franchised 294 fast-casual restaurants under our Pollo Tropical and Taco Cabana brands which have over 25 and 35 years, respectively, of operating history and loyal customer bases. We offer a variety of signature dishes with Caribbean and Mexican flavor profiles designed to appeal to consumers’ desire for distinctive and flavorful freshly-prepared food and healthful menu options. According to Technomic, the fast-casual segment is one of the fastest growing segments of the restaurant industry with sales growth of 8.6% in 2011 over 2010 for fast-casual chains in the Technomic Top 500 restaurant chains as compared to 3.5% growth for the overall Top 500 restaurant chains. We believe our brands are well positioned to benefit from the growing consumer demand for fast-casual restaurants because of our high quality, freshly-prepared food, value and differentiation of flavor profiles. In addition, we believe our brand elevation initiatives and remodeling programs have enhanced our Pollo Tropical and Taco Cabana restaurants in certain existing and new markets by providing our guests with an elevated fast-casual experience while better positioning our brands for successful and sustainable future growth.

Commitment to Serving Fresh, High Quality Foods With Broad Appeal. Our Pollo Tropical and Taco Cabana brands are differentiated from other dining options and offer distinct flavor profiles and healthful menu choices that we believe have broad consumer appeal, attract a more diverse customer base and drive guest frequency and loyalty. Pollo Tropical and Taco Cabana are committed to serving made-from-scratch, freshly-prepared food using quality ingredients that are made-to-order and customized for each guest. Our open display kitchen format allows guests to view and experience our food being freshly-prepared and cooked to order. Pollo Tropical’s menu offers dishes inspired from multiple regions throughout the Caribbean, including our featured bone-in chicken marinated for 24 hours in our proprietary blend of tropical fruit juices and grilled over an open flame. Taco Cabana’s menu offers favorites such as sizzling fajitas served hot on an iron skillet and other authentic Mexican dishes. In order to provide variety to our guests and to address changes in consumer preferences, we frequently enhance our menu with seasonal offerings and new menu items such as sandwiches at our Pollo Tropical restaurants and brisket tacos and Shrimp Tampico at our Taco Cabana restaurants. Additionally, our menus include a number of options to address consumers’ increasing focus on healthful eating, convenience and home meal replacement.

Differentiated Menus Offering a Compelling Value Proposition. We believe our fresh, flavorful, high quality food at affordable prices provides guests with a compelling value proposition, enabling us to benefit from consumers’ desire for a more value-oriented fast-casual experience. We believe that the inviting atmosphere, great tasting “made-from-scratch” menu items, modified table service in our elevated concept and open display cooking format offer guests freshly-prepared food and a quality dining experience comparable to casual dining, but with the convenience and affordability similar to that of quick-service restaurants. Both of our brands offer a wide range of menu offerings with regional taste profiles and home meal replacement options in generous portion sizes and at price points which appeal to a broad customer base. For the fiscal year ended December 30, 2012, the average sales transaction at our company-owned Pollo Tropical and Taco Cabana restaurants was $9.68 and $8.36, respectively, with dinner sales (including home meal replacement) representing the largest day-part at both of our brands and contributing to a higher average transaction. In addition to our every-day value pricing, we selectively use promotions and limited time offers which are intended to reinforce our value proposition. Additionally, we offer our guests drive-thru service at the majority of our restaurants in order to provide an additional convenience option and capture more meal occasions for people on-the-go.

Industry Leading AUVs, Comparable Restaurant Sales Growth and Restaurant-Level Operating Margins. For the fiscal year ended December 30, 2012, the average annual sales per restaurant for our company-owned Pollo Tropical restaurants was approximately $2.5 million and $1.8 million for our company-owned Taco Cabana restaurants, which we believe are among the highest in the fast-casual and quick-service segments based on industry data from Technomic. Our comparable restaurant sales increased 8.1% and 4.7% at our Pollo Tropical and Taco Cabana restaurants, respectively, for the fiscal year ended December 30, 2012 and 8.3% and 6.8% at our Pollo Tropical and Taco Cabana restaurants, respectively, for the quarter ended December 30, 2012. The quarter ended December 30, 2012 represents the thirteenth consecutive quarter that Pollo Tropical has achieved positive comparable restaurant sales, and the tenth consecutive quarter that Taco Cabana has achieved positive comparable restaurant sales. During the fiscal year ended December 30, 2012, we experienced comparable guest traffic growth of 6.6% at Pollo Tropical and 1.9% at Taco Cabana. We believe this growth is attributable to a combination of our attractive price/value offering, improvement in the overall dining experience and service levels supported by a refocused marketing strategy as well as our ongoing remodeling program. For the fiscal year ended December 30, 2012, our company-owned Pollo Tropical restaurants generated Adjusted Segment EBITDA margins of 16.8% and Restaurant-Level Adjusted Segment EBITDA margins of 25.1%, including pre-opening expenses of $1.0 million, and our company-owned Taco Cabana restaurants generated Adjusted Segment EBITDA margins of 9.1% and Restaurant-Level Adjusted Segment EBITDA margins of 16.7%, including pre-opening expenses of $0.6 million.

Significant New Restaurant Growth Potential. Since our Spin-off from Carrols Restaurant Group in May 2012, we have refocused our strategy on growing both of our brands which we believe have significant growth potential. We have achieved attractive average restaurant sales volumes in our recently opened company-owned restaurants in both new and existing markets which we believe provides us with a strong foundation for expansion in both new and existing markets. As a part of our expansion strategy for both concepts, we have enhanced our site selection criteria, implemented new initiatives to lower development costs and elevated the format of our restaurants, which we believe will be attractive to a broad customer base as we continue to open new restaurants. We recently opened our first Pollo Tropical restaurant in the Nashville, Tennessee market and plan to develop at least three to four restaurants in a new market within 24 months of entering such new market. We opened a total of ten new restaurants during the fiscal year ended December 30, 2012 and have commenced development on our 2013 pipeline and we anticipate opening 14 to 17 restaurants in 2013. In addition to growth within their existing markets, we believe both brands can operate successfully in the same markets as we move the Pollo Tropical brand west from Florida and Taco Cabana brand east from Texas, thereby leveraging the real estate knowledge and operating infrastructure already in place in our core markets. Additionally, we believe there is significant expansion potential for both brands outside of their respective core markets based upon the initial performance of our restaurants opened in new markets.

Well Positioned to Continue to Benefit From a Growing Influence of Hispanic Brands on the General U.S. Population. We expect sales from our restaurants to benefit from the increased popularity and acceptance of Hispanic food in the United States by non-Hispanic consumers. The U.S. Census Bureau forecasts that the growth of the Hispanic population is expected to outpace overall population growth, and the Hispanic population, as a percentage of the total U.S. population, is expected to increase from 16.3% in 2011 to 21.9% by 2030. We believe that the continued growth of the Hispanic population has contributed to an increased acceptance of Hispanic food by the general population.

Well Positioned to Capitalize on Long-Term Population Growth in Markets Served by Our Brands. We expect sales from our restaurants in Florida and Texas to benefit from the projected long-term overall population growth in these markets. The U.S. Census Bureau forecasts these markets to grow at a faster rate than the national average. According to the U.S. Census Bureau, the U.S. population is forecasted to grow by 8.0% from 2012 to 2022, while the populations in Florida and Texas are forecasted to grow by 21.6% and 16.2%, respectively, during the 10 years from 2010 to 2020.

Multiple Levers to Drive Comparable Restaurant Sales and Restaurant-Level Adjusted Segment EBITDA. In 2009, we commenced the launch of a brand elevation program with the intent to increase comparable restaurant sales, maximize profitability and broaden our customer base. Since the launch, our concepts have consistently generated positive comparable restaurant sales and increased Restaurant-Level Adjusted Segment EBITDA. With a focus to elevate the guest experience and drive comparable restaurant sales, we have completed restaurant renovations and enhancements based on site specific needs, added portable menu items and new innovative products to drive guest traffic and increase guest frequency, reconfigured indoor/outdoor menu boards to drive average check and product mix and enhanced our brand positioning through our elevated service platform. In addition, we recently enhanced our advertising strategy to build brand awareness and position both brands as preferred fast-casual destinations. Concurrent with our sales growth strategy, we implemented profit enhancement initiatives focused on reducing food and labor costs and leveraging our scale. We have also enhanced our supply chain expertise resulting in reduced costs and improved food quality, consistency and yield.

Experienced Management Team. We believe that our senior management team’s extensive experience in the restaurant industry, its history of developing and operating quick-service and fast-casual restaurants and deep brand-level operating teams with extensive experience provide us with a competitive advantage. Our Chief Executive Officer, Timothy P. Taft has been with us since August 2011 and has over 30 years of experience in the restaurant and hospitality industry, including more than a decade in various senior management positions at Whataburger, Inc., including as President and Chief Operating Officer from 2001 to 2005.

Growth Strategies

Our strategies for growth primarily include:

Develop New Restaurants Within and Outside of Existing Markets. We believe that we have significant opportunities to develop additional Pollo Tropical and Taco Cabana restaurants within our existing markets in Florida and Texas, as well as expansion opportunities into other regions of the United States that match our targeted demographic and site selection criteria, which initially include markets in the Southeast. We are currently seeking new restaurant openings in high profile areas with high household incomes and target population density. We plan to develop at least three to four restaurants within 24 months of entering a new market which we believe will increase brand awareness and effectively leverage our field supervision, corporate infrastructure and marketing initiatives. We are currently planning to open 14 to 17 new company-owned restaurants in 2013, with approximately two-thirds of the restaurants being Pollo Tropical and the remaining one-third being Taco Cabana. Pollo Tropical has developed an elevated format which we believe will allow it to be accepted as a general market concept with a broad target audience. This format includes a more upscale décor; an elevated service platform where food is ordered and then brought to the guest at the table; new menu offerings including sangria, wine and beer; and numerous other enhancements. The elevated format serves as the model for Pollo Tropical’s expansion outside its core South Florida markets. Pollo Tropical has recently opened its third restaurant in Jacksonville, Florida, two restaurants in Atlanta, Georgia and one restaurant in the Nashville, Tennessee market utilizing this format. Similarly, we believe we have an opportunity to develop an elevated format for our Taco Cabana restaurants that will enable us to expand the concept outside our core Texas markets within the next two years.

We target opening free-standing company-owned restaurant locations in order to provide drive-thru service which is an important convenience and sales element for our brands. For our new company-owned Pollo Tropical free-standing restaurants we are targeting average unit volumes of approximately $2.2 million by the end of the second operating year. We estimate that our new company-owned Pollo Tropical restaurant prototype will require a total cash investment, excluding costs incurred to lease or acquire land, of approximately $1.5 million to $1.8 million depending on the market and whether we construct a new building or convert an existing building. We target a cash-on-cash return at the end of the second operating year of such restaurants of approximately 25% or greater. For our new company-owned Taco Cabana restaurants we are targeting average unit volumes of approximately $1.9 million by the end of the second operating year. We estimate that our new company-owned Taco Cabana restaurant prototype will require a total cash investment, excluding costs incurred to lease or acquire land, of approximately $1.4 million to $1.6 million depending on whether we construct a new building or convert an existing building. We target a cash-on-cash return at the end of the second operating year of such restaurants of approximately 20% or greater. Our strategy as we enter new markets has been to invest in the guest experience including additional promotional activity and labor, which may impact our ability to achieve our targeted returns until we reach additional scale in these markets. We may utilize sale-leaseback financing where possible which we anticipate will reduce investment costs. We are currently studying our restaurant development costs and believe we may have an opportunity to reduce such new restaurant development costs in the future.

Increase Comparable Restaurant Sales. We intend to continue to increase comparable restaurant sales by attracting new customers and increasing guest frequency through the following strategies:

■

Focus on consistency of operations and food quality: We believe the quality, consistency and accuracy of our operations result in an enjoyable guest experience, which drives guest frequency. We will continue to refine our menu offering, supply chain and food preparation processes to ensure high quality, freshness and consistency of our food which we believe are critical components to the continued success of our brands.

■

New product innovation: Across both brands, our menus are centered on fresh, high quality food offerings that have both broad appeal and provide everyday value. Pollo Tropical and Taco Cabana each have separate teams of product research and development professionals that enables us to continually refine our menu offerings and develop new products. Maintaining a strong product pipeline is critical to keeping our offerings compelling and we intend to introduce innovative new items and enhancements to existing menu favorites throughout the year to drive further guest traffic and maximize guest frequency. Also, the addition of portable menu items, such as wraps, sandwiches, bowls and salads, as well as home meal replacement/family meals will continue to be a key focus for both brands as we look to capture more meal occasions for people on the go.

■

Focus on effective advertising to highlight our everyday value proposition: We plan to continue to refine our advertising and media strategy to continue to reinforce the key attributes of our brands which include high quality, freshly-prepared food, an enhanced guest experience and everyday value. We have experienced success emphasizing the attractive price points of our menu items and believe the reconfiguration of our indoor/outdoor menu boards will continue to drive average check and product mix. Additionally, we recently revamped our Pollo Tropical and Taco Cabana websites as part of our initiative to elevate our brand positioning across all guest touch points and seek to leverage social media marketing. Through our websites, we now provide guests with the opportunity to sign up for our respective eClubs to stay informed regarding product and promotional launches.

■

Continue our brand elevation and remodel program: We believe that our elevated brand position continues to resonate with guests by enhancing the quality of the guest experience at our restaurants by aligning our image and service with our high quality food offerings. We continue to implement restaurant enhancement initiatives to elevate the dining experience at our Pollo Tropical and Taco Cabana restaurants in select markets. We believe these enhancements improve our brands’ positioning in the fast-casual segment while appealing to a broader demographic. Our restaurant enhancements create an updated, contemporary look that is more relevant to today’s consumers and include changes to both the interior and exterior of our restaurants with the addition of new tables and chairs, upgraded salsa bars and the addition of photos and murals to create a more inviting feel and highlight our fresh ingredients. Our new Pollo Tropical and Taco Cabana enhanced store models also feature modified table service, Wi-Fi and new menu items, as well as hand-held menus and real plates and silverware in certain locations. We believe our elevated Pollo Tropical and Taco Cabana restaurants continue to differentiate us from our competitors. Additionally, we plan to continue our restaurant remodeling efforts as we refresh and upgrade our entire system. As of December 30, 2012, we have completed all of the planned facility renovations within our Pollo Tropical system and over 50% of planned Taco Cabana renovations have been completed with the remainder to be completed in 2014.

Improve Profitability and Optimize Our Infrastructure. Through new restaurant development, growing comparable restaurant sales and growing franchise revenues, we believe we will increase our Adjusted Segment EBITDA and improve our Adjusted Segment EBITDA margins. We also believe that our large restaurant base, skilled management team, operating systems and training and development programs support our strategy of enhancing operating efficiencies for our existing restaurants while concurrently growing our restaurant base. We continue to focus on maximizing cost efficiencies, including optimizing our labor model and supply chain initiatives. In addition, as we continue to grow our restaurant base we believe that we will be able to further leverage our size to realize certain benefits from economies of scale.

Franchise Pollo Tropical Restaurants Internationally and Expand Domestic Non-Traditional Licensing. We believe that there are a number of markets outside the United States with the appropriate demographics and consumer preferences to support additional strategic franchising of the Pollo Tropical brand. Internationally, our franchisees are currently operating restaurants in Puerto Rico, Ecuador, Honduras, Trinidad & Tobago, the Bahamas, Venezuela, Costa Rica and Panama. We also have agreements for the future development of franchised Pollo Tropical restaurants in Trinidad & Tobago, Aruba, Curacao, Bonaire, Guatemala and India. We believe there will be further opportunities to expand outside of our traditional franchise footprint in the Caribbean and Central America. We intend to be selective with our franchise partners and ensure that our growth is strategically aligned with our overall business objectives. We are still in the early stages of franchise development and plan to add to our international presence this year with at least ten new Pollo Tropical franchised restaurants, including our first location in India. Since restaurant development in foreign jurisdictions requires certain local knowledge and expertise that we do not necessarily possess, we utilize franchisees to expand in international markets. This permits us to leverage the local knowledge and expertise of our franchisees and also provides a lower cost method of penetrating foreign markets. We also believe that there are opportunities in the United States for licensing both the Pollo Tropical and Taco Cabana brands to concessionaires operating in non-traditional venues such as college campuses, airports and sports arenas where we already have a modest presence.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

■	we may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A;

■	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

■	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

■	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this prospectus supplement and the accompanying prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Also, we have irrevocably elected to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Issuer	Fiesta Restaurant Group, Inc.

Common stock offered by the selling stockholders	2,900,000 shares

Over-allotment option	The selling stockholders have granted the underwriters an option to purchase up to a total of 435,000 shares.

Use of Proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

Dividend Policy	We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future.

Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. The indenture governing our 8.875% Senior Secured Second Lien Notes due 2016 and our senior credit facility limit, and the debt instruments that we and our subsidiaries may enter into in the future may limit our ability to pay dividends to our stockholders.

NASDAQ Global Select Market Symbol	Our common stock is listed on The NASDAQ Global Select Market under the symbol “FRGI”.

Conflicts of Interest	Affiliates of Jefferies LLC own in excess of 10% of our issued and outstanding common stock and, as selling stockholders in this offering, will receive in excess of 5% of the net proceeds of this offering. Because Jefferies LLC is an underwriter on this offering, Jefferies LLC is deemed to have a “conflict of interest” under both Rule 5121(f)(5)(B) and (C) (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in FINRA Rule 5121, exists for our common stock. In accordance with FINRA Rule 5121, Jefferies LLC will not confirm sales of the common stock to any account over which it exercises discretionary authority without the prior written consent of the account holder.

Risk Factors	Investing in our common stock involves a high degree of risk. Potential investors are urged to read and consider the risk factors relating to an investment in our common stock set forth under “Risk Factors” in this prospectus supplement, the accompanying prospectus and under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 30, 2012, incorporated by reference herein.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth our summary consolidated financial data derived from our audited consolidated financial statements for each of the fiscal years ended December 28, 2008; January 3, 2010; January 2, 2011; January 1, 2012; and December 30, 2012. The information in the following table should be read together with our consolidated financial statements and accompanying notes as of January 1, 2012 and December 30, 2012 and for the fiscal years ended January 2, 2011, January 1, 2012 and December 30, 2012, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included or incorporated by reference in this prospectus supplement and the accompanying prospectus. These historical results are not necessarily indicative of the results to be expected in the future. Our fiscal years ended December 28, 2008; January 2, 2011; January 1, 2012 and December 30, 2012 each contained 52 weeks. Our fiscal year ended January 3, 2010 contained 53 weeks.

	YEAR ENDED
(Dollars in thousands, except per share data)	DECEMBER 28, 2008	JANUARY 3, 2010	JANUARY 2, 2011	JANUARY 1, 2012	DECEMBER 30, 2012
STATEMENT OF OPERATIONS DATA:
Revenues:
Restaurant sales	$423,344	$430,514	$437,538	$473,249	$507,351
Franchise royalty revenues and fees	1,434	1,606	1,533	1,719	2,375

Total revenues	424,778	432,120	439,071	474,968	509,726

Costs and expenses:
Cost of sales	134,241	132,070	135,236	152,711	163,514
Restaurant wages and related expenses (including stock-based compensation expense of $93, $88, $28, $18 and $11, respectively)	116,070	120,105	122,519	129,083	136,265
Restaurant rent expense	16,968	17,437	16,620	16,930	22,006
Other restaurant operating expenses	63,268	60,384	60,041	61,877	64,819
Advertising expense	13,860	14,959	15,396	16,264	17,047
General and administrative (including stock-based compensation expense of $970, $669, $974, $1,690 and $2,025, respectively)	33,016	32,148	32,865	37,459	43,870
Depreciation and amortization	18,233	19,676	19,075	19,537	18,278
Impairment and other lease charges	5,371	2,284	6,614	2,744	7,039
Other expense (income) (1)	(580)	(799)	—	146	(92)

Total operating expenses	400,447	398,264	408,366	436,751	472,746

Income from operations	24,331	33,856	30,705	38,217	36,980
Interest expense	21,898	20,447	19,898	24,041	24,424

Income before income taxes	2,433	13,409	10,807	14,176	12,556
Provision for income taxes	1,103	5,045	3,764	4,635	4,289

Net income	$1,330	$8,364	$7,043	$9,541	$8,267

PER SHARE DATA:
Basic and diluted net income per share (6)	$0.06	$0.36	$0.30	$0.41	$0.35
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted weighted average shares outstanding (6)	23,161,822	23,161,822	23,161,822	23,161,822	22,890,018

OTHER FINANCIAL DATA:
Net cash provided from operating activities	$26,302	$33,244	$32,529	$43,167	$37,975
Net cash used for investing activities	(44,053)	(17,266)	(21,380)	(15,082)	(32,718)
Net cash provided from (used for) financing activities	17,792	(14,649)	(12,420)	(16,998)	(3,394)
Total capital expenditures	(44,172)	(16,127)	(23,398)	(22,865)	(40,996)

	AS OF OR YEAR ENDED
(Dollars in thousands)	DECEMBER 28, 2008	JANUARY 3, 2010	JANUARY 2, 2011	JANUARY 1, 2012	DECEMBER 30, 2012
BALANCE SHEET DATA:
Total assets (7)	$365,375	$360,125	$357,886	$370,166	$303,729
Working capital	(6,492)	(6,744)	(8,453)	(9,064)	(10,321)
Long-term debt:
Due to former parent company	$174,000	$155,793	$138,756	$1,511	$—
8.875% Senior Secured Second Lien Notes	—	—	—	200,000	200,000
Lease financing obligations (7)	111,726	116,651	122,975	123,019	3,029
Capital leases	1,060	1,020	1,064	1,008	949

Total long-term debt	$286,786	$273,464	$262,795	$325,538	$203,978

Stockholders’ equity (deficit)	$42,504	$50,868	$57,911	$(4,672)	$10,504

OPERATING STATISTICS:
CONSOLIDATED:
Total Restaurant-Level Adjusted Segment EBITDA (3)(8)			$87,754	$96,402	$103,711
Total Restaurant-Level Adjusted Segment EBITDA margin (4)(8)			20.1%	20.4%	20.4%
Total Adjusted Segment EBITDA (3)(8)			57,396	62,352	64,241
Total Adjusted Segment EBITDA margin (4)(8)			13.1%	13.1%	12.6%
Total number of restaurants	245	247	246	249	251
POLLO TROPICAL:
Company-owned restaurants	91	91	91	91	91
Average number of company-owned restaurants	87.5	90.8	90.5	91	89.6
Revenues:
Restaurant sales	$173,979	$176,525	$186,045	$208,115	$227,428
Franchise royalty revenues and fees	1,145	1,315	1,248	1,410	1,915

Total revenues	175,124	177,840	187,293	209,525	229,343
Average annual sales per company-owned restaurant (2)	1,988	1,911	2,056	2,287	2,538
Restaurant-Level Adjusted Segment EBITDA (3)(8)			44,826	51,748	57,094
Restaurant-Level Adjusted Segment EBITDA margin (4)(8)			24.1%	24.9%	25.1%
Adjusted Segment EBITDA (3)	22,765	25,322	30,062	35,567	38,592
Adjusted Segment EBITDA margin (4)	13.0%	14.2%	16.1%	17.0%	16.8%
Change in comparable company-owned restaurant sales (5)	(1.0)%	(1.3)%	7.4%	9.9%	8.1%

	AS OF OR YEAR ENDED
(Dollars in thousands)	DECEMBER 28, 2008	JANUARY 3, 2010	JANUARY 2, 2011	JANUARY 1, 2012	DECEMBER 30, 2012
TACO CABANA:
Company-owned restaurants	154	156	155	158	160
Average number of company-owned restaurants	149.9	154.6	155.6	156.9	158.3
Revenues:
Restaurant sales	$249,365	$253,989	$251,493	$265,134	$279,923
Franchise royalty revenues and fees	289	291	285	309	460

Total revenues	249,654	254,280	251,778	265,443	280,383
Average annual sales per company-owned restaurant (2)	1,664	1,607	1,616	1,690	1,768
Restaurant-Level Adjusted Segment EBITDA (3)(8)			42,928	44,654	46,617
Restaurant-Level Adjusted Segment EBITDA margin (4)(8)			17.1%	16.8%	16.7%
Adjusted Segment EBITDA (3)	25,653	30,452	27,334	26,785	25,649
Adjusted Segment EBITDA margin (4)	10.3%	12.0%	10.9%	10.1%	9.1%
Change in comparable company-owned restaurant sales (5)	0.0%	(3.7)%	0.3%	3.7%	4.7%

(1)

Other income for the fiscal year ended December 28, 2008 resulted from a Taco Cabana insurance gain of $0.5 million related to Hurricane Ike and a $0.1 million gain on the sale of a Taco Cabana property. Other income in the fiscal year ended January 2, 2010 resulted from a Taco Cabana insurance gain of $0.6 million related to Hurricane Ike and $0.2 million gain on the sale of a Taco Cabana non-operating property. Other expense in the fiscal year ended January 1, 2012 resulted from a loss of $0.1 million from the sale of a Taco Cabana restaurant property in a sale-leaseback transaction. Other income for the fiscal year ended December 30, 2012 resulted from a gain of $0.1 million from the sale of a non-operating Pollo Tropical restaurant property.

(2)

Average annual sales per restaurant are derived by dividing restaurant sales for the applicable segment by the average number of company-owned and operated restaurants. For comparative purposes, the calculation of average annual sales per restaurant is based on a 52-week fiscal year. For purposes of calculating average annual sales per restaurant for the fiscal year ended January 3, 2010, a 53-week fiscal year, we have excluded restaurant sales data for the extra week in the fiscal year ended January 3, 2010.

(3)

Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense. Total Adjusted Segment EBITDA is defined as the sum of Adjusted Segment EBITDA for both of our Pollo Tropical and Taco Cabana segments.

Restaurant-Level Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before franchise royalty revenue and fees, general and administrative expense, interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense. Total Restaurant-Level Adjusted Segment EBITDA is defined as the sum of Restaurant-Level Adjusted Segment EBITDA for both of our Pollo Tropical and Taco Cabana segments.

A reconciliation of Restaurant-Level Adjusted Segment EBITDA, Total Restaurant-Level Adjusted Segment EBITDA, Adjusted Segment EBITDA and Total Adjusted Segment EBITDA to consolidated net income is presented below:

	YEAR ENDED
(Dollars in thousands)	DECEMBER 28, 2008	JANUARY 3, 2010	JANUARY 2, 2011	JANUARY 1, 2012	DECEMBER 30, 2012
Restaurant-Level Adjusted Segment EBITDA:
Pollo Tropical			$44,826	$51,748	$57,094
Taco Cabana			42,928	44,654	46,617

Total			87,754	96,402	103,711

Add:
Franchise royalty revenues and fees			1,533	1,719	2,375
Less:
General and administrative (excluding stock-based compensation expense of $974, $1,690 and $2,025, respectively)			31,891	35,769	41,845
Adjusted Segment EBITDA:
Pollo Tropical	$22,765	$25,322	30,062	35,567	38,592
Taco Cabana	25,653	30,452	27,334	26,785	25,649

Total	48,418	55,774	57,396	62,352	64,241

Less:
Depreciation and amortization	18,233	19,676	19,075	19,537	18,278
Impairment and other lease charges	5,371	2,284	6,614	2,744	7,039
Interest expense	21,898	20,447	19,898	24,041	24,424
Provision for income taxes	1,103	5,045	3,764	4,635	4,289
Stock-based compensation	1,063	757	1,002	1,708	2,036
Other expense (income)	(580)	(799)	—	146	(92)

Net income	$1,330	$8,364	$7,043	$9,541	$8,267

(4)

Adjusted Segment EBITDA margin is derived by dividing Adjusted Segment EBITDA by the total revenues applicable to the segment. Restaurant-Level Adjusted Segment EBITDA margin is derived by dividing Restaurant-Level Adjusted Segment EBITDA by the restaurant sales attributable to the segment. Total Adjusted Segment EBITDA margin is derived by dividing Total Adjusted Segment EBITDA by total revenues. Total Restaurant-Level Adjusted Segment EBITDA margin is derived by dividing Total Restaurant-Level Adjusted Segment EBITDA by total restaurant sales.

(5)

Restaurants are included in comparable restaurant sales after they have been open for 18 months. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week fiscal year. For purposes of calculating the changes in comparable restaurant sales for the fiscal year ended January 3, 2010, a 53-week fiscal year, we have excluded restaurant sales data for the extra week in the fiscal year ended January 3, 2010.

(6)	Basic and diluted weighted average common shares outstanding reflect a 23,161.822 for one split of our outstanding common stock, which occurred on April 19, 2012.

(7)

Prior to the Spin-off, certain sale-leaseback transactions were classified as lease financing transactions because Carrols guaranteed the related lease payments. Effective upon the Spin-off, the provisions that previously precluded sale-leaseback accounting were cured or eliminated. As a result, the real property leases entered into in connection with these transactions are now recorded as operating leases. Because of this change in accounting treatment, we recorded a decrease in lease financing obligations of $114.2 million, a decrease in assets under lease financing obligations of $80.4 million, and a decrease of $1.6 million in deferred financing fees.

(8)

Total Adjusted Segment EBITDA, Total Adjusted Segment EBITDA margin, Restaurant-Level Adjusted Segment EBITDA and Restaurant-Level Adjusted Segment EBITDA margin for both of our brands and Total Restaurant-Level Adjusted Segment EBITDA and Total Restaurant-Level Adjusted Segment EBITDA margin are all non-GAAP financial measures. Management believes that such financial measures, when viewed with our results of operations calculated in accordance with GAAP and our reconciliation of Total Restaurant-Level Adjusted Segment EBITDA (and Restaurant-Level Adjusted Segment EBITDA for each of our Pollo Tropical and Taco Cabana segments) and Total Adjusted Segment EBITDA (and Adjusted Segment EBITDA for each of our Pollo Tropical and Taco Cabana segments) to net income (i) provide useful information about our operating performance and period-over-period growth (including at the restaurant level), (ii) provide additional information that is useful for evaluating the operating performance of our business, and (iii) permit investors to gain an understanding of the factors and trends affecting our ongoing earnings, from which capital investments are made and debt is serviced. However, such measures are not measures of financial performance or liquidity under GAAP and, accordingly should not be considered as alternatives to net income or cash flow from operating activities as indicators of operating performance or liquidity. Also these measures may not be comparable to similarly titled captions of other companies.

RISK FACTORS

You should carefully consider the risks described below, as well as other information and data included in this prospectus supplement. Any of the following risks, as well as additional risks and uncertainties not currently known to us, could materially adversely affect our business, consolidated financial condition or results of operations and could also adversely affect the trading price of our common stock.

Risks Related to Our Business

Intense competition in the restaurant industry could make it more difficult to expand our business and could also have a negative impact on our operating results if guests favor our competitors or we are forced to change our pricing and other marketing strategies.

The restaurant industry is highly competitive. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in grocery stores, supermarkets, cafeterias and other purveyors of moderately priced and quickly prepared food.

Pollo Tropical’s competitors include national and regional chicken-based concepts as well as quick-service hamburger restaurant chains and other types of quick-service and fast-casual restaurants. Our Taco Cabana restaurants compete with quick-service restaurants, including those in the quick-service Mexican segment, other fast-casual restaurants and traditional casual dining Mexican restaurants.

To remain competitive, we, as well as certain of the other major fast-casual chains, have increasingly offered selected food items and combination meals at discounted prices. These pricing and other marketing strategies have had, and in the future may have, a negative impact on our sales and earnings.

Factors applicable to the fast-casual restaurant segment may adversely affect our results of operations, which may cause a decrease in earnings and revenues.

The fast-casual restaurant segment is highly competitive and can be materially adversely affected by many factors, including:

■	changes in local, regional or national economic conditions;

■	changes in demographic trends;

■	changes in consumer tastes;

■	changes in traffic patterns;

■	increases in fuel prices and utility costs;

■	consumer concerns about health, diet and nutrition;

■	increases in the number of, and particular locations of, competing restaurants;

■	changes in discretionary consumer spending;

■	inflation;

■	increases in the cost of food, such as beef, chicken, produce and packaging;

■

increased labor costs, including unemployment insurance, minimum wage requirements, and increases in the cost of providing healthcare, including as a result of the implementation of the Affordable Care Act;

■	the availability of experienced management and hourly-paid employees; and

■	regional weather conditions.

Our continued growth depends on our ability to open and operate new restaurants profitably, which in turn depends on our continued access to capital, and newly acquired or developed restaurants may not perform as we expect and we cannot assure you that our growth and development plans will be achieved.

Our continued growth depends on our ability to develop additional Pollo Tropical and Taco Cabana restaurants. Development involves substantial risks, including the following:

■	the inability to fund development;

■	development costs that exceed budgeted amounts;

■	delays in completion of construction;

■	the inability to obtain all necessary zoning and construction permits;

■	the inability to identify, or the unavailability of, suitable sites on acceptable leasing or purchase terms;

■	developed restaurants that do not achieve desired revenue or cash flow levels or other operating and performance targets once opened;

■	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion or a new restaurant is closed due to poor financial performance;

■	the inability to recruit and retain managers and other employees necessary to staff each new restaurant;

■	changes in or interpretations of governmental rules and regulations; and

■	changes in general economic and business conditions.

We cannot assure you that our growth and development plans can be achieved. Our long-term development plans will require additional management, operational and financial resources. For example, we will be required to recruit managers and other personnel for each new restaurant. We cannot assure you that we will be able to manage our expanding operations effectively and our failure to do so could adversely affect our results of operations. In addition, our ability to open new restaurants and to grow, as well as our ability to meet other anticipated capital needs, may depend on our continued access to external financing, including borrowing under our $25 million senior secured revolving credit facility, which we refer to as our “senior credit facility”. We cannot assure you that we will have access to the capital we need at acceptable terms or at all, which could materially adversely affect our business. In addition, our need to manage our indebtedness levels to ensure continued compliance with financial leverage ratio covenants under our senior credit facility may reduce our ability to develop new restaurants.

Additionally, we may encounter difficulties developing restaurants outside of our existing markets. We cannot assure you that we will be able to successfully grow our market presence beyond our existing markets, as we may encounter well-established competitors in new areas. In addition, we may be unable to find attractive locations or successfully market our products as we attempt to expand beyond our existing markets, as the competitive circumstances and consumer characteristics in these new areas may differ substantially from those in areas in which we currently operate. We may also not open a sufficient number of restaurants in new markets to adequately leverage distribution, supervision and marketing costs. As a result of the foregoing, we cannot assure you that we will be able to successfully or profitably operate our new restaurants outside our existing markets. In addition, there can be no assurance that we will achieve our operating and performance targets at every new company-owned restaurant opened in existing or new markets.

Our substantial indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness. As of December 30, 2012, we had $203.9 million of outstanding indebtedness comprised of $200.0 million of 8.875% Senior Secured Second Lien Notes due 2016, which we refer to as the “Fiesta Notes”, lease financing obligations of $3.0 million and capital lease obligations of $0.9 million. As a result, we are a highly leveraged company.

As a result of our substantial indebtedness, a significant portion of our cash flow will be required to pay interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flow from operations, or have future borrowings available under our senior credit facility, to enable us to repay our indebtedness, including the Fiesta Notes, or to fund other liquidity needs.

Our substantial indebtedness could have important consequences to you. For example, it could:

■	make it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

■	increase our vulnerability to general adverse economic and industry conditions;

■

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness and related interest, including indebtedness we may incur in the future, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

■	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

■	increase our cost of borrowing;

■	place us at a competitive disadvantage compared to our competitors that may have less debt; and

■	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes.

We expect to use cash flow from operations to meet our current and future financial obligations, including funding our operations, debt service and capital expenditures. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, or to fund other liquidity needs. If we do not have enough money, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including our senior credit facility and the Fiesta Notes, on or before maturity. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future indebtedness, including the agreements for our senior credit facility, may limit our ability to pursue any of these alternatives.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur more debt or make certain restricted payments, which could further exacerbate the risks described above.

We and our subsidiaries may be able to incur additional debt in the future, including debt that may be revolving on a first lien basis or pari passu with the Fiesta Notes. Although our senior credit facility and the indenture governing the Fiesta Notes contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing the Fiesta Notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. Moreover, although our senior credit facility and the indenture governing the Fiesta Notes contain restrictions on our ability to make restricted payments, including the declaration and payment of dividends, we are able to make such restricted payments under certain circumstances. Adding new debt to current debt levels or making restricted payments could intensify the related risks that we and our subsidiaries now face.

We may not have the funds necessary to satisfy all of our obligations under our senior credit facility, the Fiesta Notes or other indebtedness in connection with certain change of control events.

Upon the occurrence of specific kinds of change of control events, the indenture governing the Fiesta Notes requires us to make an offer to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest (and additional interest, if any) to the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required repurchase of the Fiesta Notes. In addition, restrictions under our senior credit facility may not allow us to repurchase the Fiesta Notes upon a change of control. If we could not refinance such debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the Fiesta Notes, which would constitute an event of default under the indenture. Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture.

In addition, our senior credit facility provides that certain change of control events constitute an event of default under our senior credit facility. Such an event of default entitles the lenders thereunder to, among other things, cause all outstanding debt obligations under our senior credit facility to become due and payable and to proceed against the collateral securing our senior credit facility. Any event of default or acceleration of our senior credit facility will likely also cause a default under the terms of our other indebtedness.

The agreements governing our debt agreements restrict our ability to engage in some business and financial transactions.

Our debt agreements, including the indenture governing the Fiesta Notes and the agreement governing our senior credit facility, restrict our ability in certain circumstances to, among other things:

■	incur additional debt;

■	pay dividends and make other distributions on, redeem or repurchase, capital stock;

■	make investments or other restricted payments;

■	enter into transactions with affiliates;

■	sell all, or substantially all, of our assets;

■	create liens on assets to secure debt; or

■	effect a consolidation or merger.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our senior credit facility requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these tests.

A breach of any of these covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt. In addition, in the event that the Fiesta Notes become immediately due and payable, the holders of the Fiesta Notes would not be entitled to receive any payment in respect of the Fiesta Notes until all of our senior debt has been paid in full.

Our expansion into new markets may present increased risks due to a lack of market awareness of our brands.

Some of our new restaurants are and will be located in areas where there is a limited or a lack of market awareness of the Pollo Tropical or Taco Cabana brand and therefore it may be more challenging for us to attract guests to our restaurants. Restaurants opened in new markets may open at lower sales volumes than restaurants opened in existing markets, and may have lower restaurant-level operating margins than in existing markets. Sales at restaurants opened in new markets may take longer to reach average restaurant volumes, if at all, thereby adversely affecting our operating results, including the recognition of future impairment and other lease charges. Opening new restaurants in areas in which potential guests may not be familiar with our restaurants may include costs related to the opening and marketing of those restaurants that are substantially greater than those incurred by our restaurants in other areas. Even though we may incur substantial additional costs with respect to these new restaurants, they may attract fewer guests than our more established restaurants in existing markets.

We could be adversely affected by food-borne illnesses, as well as widespread negative publicity regarding food quality, illness, injury or other health concerns.

Negative publicity about food quality, illness, injury or other health concerns (including health implications of obesity) or similar issues stemming from one restaurant or a number of restaurants could materially adversely affect us, regardless of whether they pertain to our own restaurants or to restaurants owned or operated by other companies. For example, health concerns about the consumption of beef or chicken or by specific events such as the outbreak of “mad cow” disease or “avian” flu could lead to changes in consumer preferences, reduce consumption of our products and adversely affect our financial performance. These events could also reduce the available supply of beef or chicken or significantly raise the price of beef or chicken.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect our restaurants. Food-borne illness or food tampering incidents could be caused by guests, employees or food suppliers and transporters and, therefore, could be outside of our control. Any publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of our restaurants, could result in a significant decrease in guest traffic in all of our restaurants and could have a material adverse effect on our results of operations. In addition, similar publicity or occurrences with respect to other restaurants or restaurant chains could also decrease our guest traffic and have a similar material adverse effect on our business.

We may incur significant liability or reputational harm if claims are brought against us or against our franchisees.

We or our franchisees may be subject to complaints, regulatory proceedings or litigation from guests or other persons alleging food-related illness, injuries suffered in our premises or other food quality, health or operational concerns, including environmental claims. In addition, in recent years a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging, among other things, violations of federal and state law regarding workplace and employment matters, discrimination, harassment, wrongful termination and wage, rest break, meal break and overtime compensation issues and, in the case of quick service restaurants, alleging that they have failed to disclose the health risks associated with high-fat or high sodium foods and that their marketing practices have encouraged obesity. We may also be subject to litigation or other actions initiated by governmental authorities, our employees and our franchisees, among others, based upon these and other matters. Adverse publicity resulting from such allegations or occurrences or alleged discrimination or other operating issues stemming from one of our locations, a number of our locations or our franchisees could adversely affect our business, regardless of whether the allegations are true, or whether we are ultimately held liable. Any cases filed against us could materially adversely affect us if we lose such cases and have to pay substantial damages or if we settle such cases. In addition, any such cases may materially and adversely affect our operations by increasing our litigation costs and diverting our attention and resources to address such actions. In addition, if a claim is successful, our insurance coverage may not cover or be adequate to cover all liabilities or losses and we may not be able to continue to maintain such insurance, or to obtain comparable insurance at a reasonable cost, if at all. If we suffer losses, liabilities or loss of income in excess of our insurance coverage or if our insurance does not cover such loss, liability or loss of income, there could be a material adverse effect on our results of operations.

Our franchisees could take actions that harm our reputation.

As of December 30, 2012, a total of 43 Pollo Tropical and Taco Cabana restaurants were owned and operated by our franchisees. We do not exercise control of the day-to-day operations of our franchisees. We expect our number of franchised restaurants to increase in the future as a result of our international franchising strategy for Pollo Tropical and our strategy of expanding domestic non-traditional licensing for both Pollo Tropical and Taco Cabana. While we attempt to ensure that franchisee-owned restaurants maintain the same high operating standards as our company-owned restaurants, one or more of these franchisees may fail to meet these standards. Any shortcomings at our franchisee-owned restaurants could be attributed to our company as a whole and could adversely affect our reputation and damage our brands.

If the sale-leaseback market requires significantly higher yields, we may not enter into sale-leaseback transactions and as a result would not receive the related net proceeds.

From time to time, we sell our restaurant properties in sale-leaseback transactions. We historically have used, and intend to use, the net proceeds from such transactions to reduce outstanding debt and fund future capital expenditures for new restaurant development. However, the sale-leaseback market may cease to be a reliable source of additional cash flows for us in the future if capitalization rates become less attractive or other unfavorable market conditions develop. For example, should the sale-leaseback market require significantly higher yields (which may occur as interest rates rise), we may not enter into sale-leaseback transactions, which could adversely affect our ability to reduce outstanding debt and fund capital expenditures for future restaurant development.

Changes in consumer tastes could negatively impact our business.

We obtain a significant portion of our revenues from the sale of foods that are characterized as Caribbean and Mexican and if consumer preferences for these types of foods change, it could have a material adverse effect on our operating results. The fast-casual segment is characterized by the frequent introduction of new products, often accompanied by substantial promotional campaigns and are subject to changing consumer preferences, tastes, and eating and purchasing habits. Our success depends on our ability to anticipate and respond to changing consumer preferences, tastes and dining and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. We may be forced to make changes to our menu items in order to respond to changes in consumer tastes or dining patterns, and we may lose guests who do not prefer the new menu items. In recent years, numerous companies in the fast-casual segment have introduced products positioned to capitalize on the growing consumer preference for food products that are, or are perceived to be, promoting good health, nutritious, low in calories and low in fat content. If we do not continually develop and successfully introduce new menu offerings that appeal to changing consumer preferences or if we do not timely capitalize on new products, our operating results could suffer. In addition, any significant event that adversely affects consumption of our products, such as cost, changing tastes or health concerns, could adversely affect our financial performance.

An increase in food costs could adversely affect our operating results.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs. Changes in the availability of certain food products or price could affect our ability to offer a broad menu and price offering to guests and could materially adversely affect our profitability and reputation. In 2012, higher commodity costs increased cost of sales for our Pollo Tropical restaurants by 0.4%, as a percentage of Pollo Tropical restaurant sales. Higher commodity costs also increased cost of sales in 2012 for our Taco Cabana restaurants by 0.8%, as a percentage of Taco Cabana restaurant sales. Although we anticipate that overall commodity costs will increase in 2013 as compared to 2012, we do not believe commodity price increases in 2013 will be material to our results of operations, however there can be no assurance in such regard. The type, variety, quality and price of produce, beef and poultry and cheese can be subject to change and to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. For example, weather patterns in recent years have resulted in lower than normal levels of rainfall in key agricultural states such as California, impacting the price of water and the corresponding prices of food commodities grown in states facing drought conditions. Our food distributors or suppliers also may be affected by higher costs to produce and transport commodities used in our restaurants, including higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. Although we are able to utilize purchasing contracts to lock in the prices for certain of the food commodities used in our restaurants, some of the commodities used in our operations cannot be locked in for periods of longer than one week or at all. Currently, we have contracts of varying lengths with several of our distributors and suppliers, including our distributors and suppliers of poultry and beef. We do not use financial instruments to hedge our risk against market fluctuations in the price of commodities at this time. We may not be able to anticipate and react to changing food costs (including anticipated increases in food costs in 2013) through our purchasing practices and menu price adjustments in the future, and failure to do so could negatively impact our revenues and results of operations.

If a significant disruption in service or supply by any of our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on our business.

Our financial performance is dependent on our continuing ability to offer fresh, quality food at competitive prices. If a significant disruption in service or supply by our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on us.

We negotiate directly with local and national suppliers for the purchase of food and beverage products and supplies. Our restaurants’ food and supplies are ordered from approved suppliers and are shipped via distributors to the restaurants. For our Pollo Tropical restaurants, Performance Food Group, Inc. is our primary distributor of food and paper products under an agreement that expires on May 13, 2017, while Kelly Food Service is our primary distributor for chicken under an agreement that expires on December 31, 2017. We also currently rely on two suppliers for chicken for our Pollo Tropical restaurants under agreements that expire on December 31, 2013. For our Taco Cabana restaurants, SYGMA Network, Inc. is our primary distributor of food and beverage products and supplies under a distribution services agreement that expires on June 30, 2014. If our distributors or suppliers were unable to service us, this could lead to a material disruption of service or supply until a new distributor or supplier is engaged, which could have a material adverse effect on our business.

If labor costs increase, we may not be able to make a corresponding increase in our prices and our operating results may be adversely affected.

Wage rates for a substantial number of our employees are above the federal and or state minimum wage rates. As federal and/or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees but also the wages paid to the employees at wage rates which are above the minimum wage, which will increase our costs. To the extent that we are not able to raise our prices to compensate for increases in wage rates, including increases in state unemployment insurance costs or other costs including mandated health insurance, this could have a material adverse effect on our operating results. In addition, even if minimum wage rates do not increase, we may still be required to raise wage rates in order to compete for an adequate supply of labor for our restaurants.

The efficiency and quality of our competitors’ advertising and promotional programs and the extent and cost of our advertising could have a material adverse effect on our results of operations and financial condition.

If our competitors increase spending on advertising and promotions, or the cost of television or radio advertising increases, or our advertising and promotions are less effective than our competitors’, there could be a material adverse effect on our results of operations and financial condition.

Newly developed restaurants may reduce sales at our neighboring restaurants.

We intend to continue to open restaurants in our existing markets served by our Pollo Tropical and Taco Cabana restaurants. To the extent that we open a new restaurant in the vicinity of one or more of our existing restaurants, it is possible that some of the guests who previously patronized those existing restaurants may choose instead to patronize the new restaurant, which may result in decreased sales at our existing restaurants. Accordingly, to the extent we open new restaurants in our existing markets, sales at some of our existing restaurants in those markets may decline.

Our business is regional and we therefore face risks related to reliance on certain markets as well as risks for other unforeseen events.

As of December 30, 2012, excluding our franchised locations, all but two of our Pollo Tropical restaurants were located in Florida and all but four of our Taco Cabana restaurants were located in Texas. Therefore, the economic conditions, state and local government regulations, weather conditions or other conditions affecting Florida and Texas, the tourism industry affecting Florida and other unforeseen events, including war, terrorism and other international conflicts may have a material impact on the success of our restaurants in those locations.

Many of our restaurants are located in regions that may be susceptible to severe weather conditions. As a result, adverse weather conditions in any of these areas could damage these restaurants, result in fewer guest visits to these restaurants and otherwise have a material adverse impact on our business. For example, our Florida and certain of our Texas restaurants are susceptible to hurricanes and other severe tropical weather events, and in the past, our Taco Cabana restaurants have been periodically affected by severe winter weather.

Economic downturns may adversely impact consumer spending patterns.

The U.S. economy has undergone, and is currently continuing to undergo, a significant slowdown and volatility due to uncertainties related to availability of credit, difficulties in the banking and financial services sectors, softness in the housing market, diminished market liquidity, falling consumer confidence and high unemployment rates.

Our business is dependent to a significant extent on national, regional and local economic conditions, particularly those that affect our guests that frequently patronize our restaurants. In particular, where our guests’ disposable income is reduced (such as by job losses, credit constraints and higher housing, tax, energy, interest or other costs) or where the perceived wealth of guests has decreased (because of circumstances such as lower residential real estate values, increased foreclosure rates, increased tax rates or other economic disruptions), our restaurants have in the past experienced, and may in the future experience, lower sales and guest traffic as guests choose lower-cost alternatives or choose alternatives to dining out. The resulting decrease in our guest traffic or average sales per transaction has had an adverse effect in the past, and could in the future have a material adverse effect, on our business.

We cannot assure you that the current locations of our existing restaurants will continue to be economically viable or that additional locations will be acquired at reasonable costs.

The location of our restaurants has significant influence on their success. We cannot assure you that current locations will continue to be economically viable or that additional locations can be acquired at reasonable costs. In addition, the economic environment where restaurants are located could decline in the future, which could result in reduced sales in those locations. We cannot assure you that new sites will be profitable or as profitable as existing sites.

Government regulation could adversely affect our financial condition and results of operations.

We are subject to extensive laws and regulations relating to the development and operation of restaurants, including regulations relating to the following:

■	health care;

■	requirements relating to labeling of caloric and other nutritional information on menu boards, advertising and food packaging;

■	the preparation and sale of food;

■	liquor licenses which allow us to serve alcoholic beverages at our Taco Cabana restaurants and at certain Pollo Tropical restaurants;

■	employer/employee relationships, including minimum wage requirements, overtime, working and safety conditions, and citizenship requirements;

■	zoning;

■	federal and state laws that prohibit discrimination and laws regulating design and operation of, and access to, facilities, such as the Americans With Disabilities Act of 1990; and

■	federal and state regulations governing the operations of franchises, including rules promulgated by the Federal Trade Commission.

In the event that legislation having a negative impact on our business is adopted, it could have a material adverse impact on us. For example, substantial increases in the minimum wage or state or Federal unemployment taxes could adversely affect our financial condition and results of operations. Local zoning or building codes or regulations and liquor license approvals can cause substantial delays in our ability to build and open new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations. Any failure to obtain and maintain required licenses, permits and approvals could adversely affect our operating results.

In addition, we are currently considering the impacts of implementing the Affordable Care Act on our labor costs. Although most provisions will not be effective until 2014 or later, whether our employees are covered under the provisions of the Affordable Care Act will partially be determined based on hours worked during 2013. We are currently reviewing our strategy for employing part-time versus full-time employees, and the related impact that strategy will have on the costs of complying with the Affordable Care Act.

If one of our employees sells alcoholic beverages to an intoxicated or minor patron, we may be liable to third parties for the acts of the patron.

We serve alcoholic beverages at our Taco Cabana restaurants and at some of our Pollo Tropical restaurant locations and are subject to the “dram-shop” statutes of the jurisdictions in which we serve alcoholic beverages. “Dram-shop” statutes generally provide that serving alcohol to an intoxicated or minor patron is a violation of the law.

In most jurisdictions, if one of our employees sells alcoholic beverages to an intoxicated or minor patron we may be liable to third parties for the acts of the patron. We cannot guarantee that those patrons will not be served or that we will not be subject to liability for their acts. Our liquor liability insurance coverage may not be adequate to cover any potential liability and insurance may not continue to be available on commercially acceptable terms or at all, or we may face increased deductibles on such insurance. A significant dram-shop claim or claims could have a material adverse effect on us as a result of the costs of defending against such claims; paying deductibles and increased insurance premium amounts; implementing improved training and heightened control procedures for our employees; and paying any damages or settlements on such claims.

Federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials could expose us to liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous substances or other regulated materials, release of pollutants into the air, soil and water, and the remediation of contaminated sites.

Failure to comply with environmental laws could result in the imposition of fines or penalties, restrictions on operations by governmental agencies or courts of law, as well as investigatory or remedial liabilities and claims for alleged personal injury or damages to property or natural resources. Some environmental laws impose strict, and under some circumstances joint and several, liability for costs of investigation and remediation of contaminated sites on current and prior owners or operators of the sites, as well as those entities that send regulated materials to the sites. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. Therefore, our costs of complying with current and future environmental, health and safety laws could adversely affect our results of operations.

We are subject to all of the risks associated with leasing property subject to long-term non-cancelable leases.

The leases for our restaurant locations generally have initial terms of 10 to 20 years, and typically provide for renewal options in five year increments as well as for rent escalations. Generally, our leases are “net” leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be obligated to perform our monetary obligations under the applicable lease including, among other things, paying all amounts due for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including the Pollo Tropical name and logo and Taco Cabana name and logo, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Security breaches of confidential guest information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

A significant amount of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their guests has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our guests’ credit or debit card information. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on us and our restaurants.

We are dependent on information technology, and any material failure of that technology could impair our ability to efficiently operate our business.

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, management of our supply chain, collection of cash, and payment of obligations and various other processes and procedures. We will also rely on information systems, processes and procedures managed and administered by Carrols due to the provision of services by Carrols pursuant to the Transition Services Agreement dated as of April 24, 2012, which we refer to as the “TSA”. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems or a breach in security of these systems could cause delays in guest service and reduce efficiency in our operations. These risks may be increased as a result of integration challenges following the Spin-off. Significant capital investments might be required to remediate any problems.

Risks Related to the Spin-off

Our historical financial information is not necessarily indicative of our results as a separate company and therefore may not be a reliable indicator of our future financial results.

Our audited and unaudited historical consolidated financial statements for periods prior to the Spin-off have been created from Carrols Restaurant Group’s financial statements using our historical results of operations and historical bases of assets and liabilities as part of Carrols Restaurant Group and reflect certain general corporate overhead and interest expenses allocated by Carrols to us, which are not necessarily indicative of what our financial position, results of operations and cash flows would have been if we had been a separate, standalone entity during the periods presented.

The historical consolidated financial information for periods prior to the Spin-off is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future and does not reflect many significant changes that have occurred or will occur in our cost structure, funding, and operations as a result of the Spin-off. While our historical results of operations prior to the Spin-off include all costs of the Pollo Tropical and Taco Cabana businesses, our historical costs and expenses do not include all of the costs that have been or will be incurred by us as an independent company after the Spin-off. In addition, we have not made adjustments to our historical consolidated financial information for periods prior to the Spin-off to reflect changes, many of which are significant, that have occurred or will occur in our cost structure, financing and operations as a result of the Spin-off. As a result, our historical financial information may not be a reliable indicator of our future financial results.

We, Carrols Restaurant Group and Carrols Restaurant Group’s stockholders may be subject to substantial liabilities if the Spin-off is treated as a taxable transaction.

Carrols Restaurant Group has received a private letter ruling from the Internal Revenue Service, which we refer to as the “IRS”, to the effect that, among other things, the Spin-off qualified as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, and as part of a tax-free reorganization under Section 368(a)(1)(D) of the Code, and the transfer to us of assets and the assumption by us of liabilities in connection with the Spin-off did not result in the recognition of any gain or loss for U.S. federal income tax purposes to Carrols Restaurant Group. Carrols Restaurant Group’s tax advisor also provided Carrols Restaurant Group with a tax opinion covering certain matters not covered in the private letter ruling. Said tax opinion is not binding on the IRS or the courts.

Although a private letter ruling is generally binding on the IRS, the continuing validity of the ruling will be subject to the accuracy of factual representations and assumptions made in connection with obtaining such private letter ruling, including with respect to post-spin-off operations and conduct of the parties. Also, as part of the IRS’s general policy with respect to rulings on spin-off transactions under Section 355 of the Code, the private letter ruling obtained by Carrols Restaurant Group is based upon representations by Carrols Restaurant Group that certain conditions which are necessary to obtain tax-free treatment under the Code have been satisfied, rather than a determination by the IRS that these conditions have been satisfied. Failure to satisfy such necessary conditions, or any inaccuracy in any representations made by Carrols Restaurant Group in connection with the ruling, could invalidate the ruling.

If the Spin-off does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Carrols would be subject to tax as if it has sold the common stock of Fiesta Restaurant Group in a taxable sale for its fair market value, and Carrols Restaurant Group’s stockholders would be subject to tax as if they had received a taxable distribution in an amount equal to the fair market value of our common stock distributed to them. It is expected that the amount of any such taxes to Carrols Restaurant Group’s stockholders and to Carrols would be substantial. Under applicable law and regulations, Fiesta Restaurant Group and Carrols Restaurant Group would be jointly and severally liable for taxes incurred by them in connection with the distribution.

We entered into a Tax Matters Agreement dated as of April 24, 2012 with Carrols Restaurant Group and Carrols, which we refer to as the “tax matters agreement”, in connection with the Spin-off that (1) governs the allocation of the tax assets and liabilities between us, Carrols Restaurant Group and Carrols, (2) provides for certain restrictions and indemnities in connection with the tax treatment of the Spin-off and (3) addresses certain other tax related matters including, without limitation, those relating to (a) the obligations of Carrols Restaurant Group and Carrols and us with respect to the preparation of filing of tax returns for all periods, and (b) the control of any income tax audits and any indemnities with respect thereto. Further, in the tax matters agreement we agreed to indemnify Carrols Restaurant Group, without limitation, (a) for losses and taxes of Carrols Restaurant Group and its affiliates resulting from our breach of our representations or covenants or our undertaking not to take certain post-Spin-off actions, including with respect to our stock or assets, that would be inconsistent with or cause to be untrue any material information, covenant, or representation made in connection with the private letter ruling obtained by Carrols Restaurant Group from the IRS and (b) for 50% of the losses and taxes of Carrols Restaurant Group and its affiliates resulting from the Spin-off not attributable to a breach described in (a) or an equivalent breach by Carrols Restaurant Group. However, the tax matters agreement is not the product of arm’s length negotiations. The terms of the tax matters agreement and the structure of the Spin-off may not be as favorable to us as would have resulted from arm’s length negotiations among unrelated third parties, and may allocate a greater amount of tax liabilities and indemnification obligations to us than would have resulted from arm’s length negotiations among unrelated third parties. Our indemnification obligations to Carrols Restaurant Group and its affiliates will not be limited in amount or subject to any cap. It is expected that the amount of any such indemnification to Carrols Restaurant Group would be substantial.

We agreed to certain restrictions in order to comply with U.S. federal income tax requirements for a tax-free spin-off and may not be able to engage in acquisitions with related parties and other strategic transactions that may otherwise be in our best interests.

Current U.S. federal tax law that applies to spin-offs generally creates a presumption that the Spin-off would be taxable to Carrols Restaurant Group but not to its stockholders if we engage in, or enter into an agreement to engage in, a plan or series of related transactions that would result in the acquisition of a 50% or greater interest (by vote or by value) in our stock ownership during the four-year period beginning on the date that begins two years before the Spin-off, unless it is established that the transaction is not pursuant to a plan related to the Spin-off. United States Treasury Regulations generally provide that whether an acquisition of our stock and a spin-off are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the regulations. In addition, the regulations provide certain “safe harbors” for acquisitions of our stock that are not considered to be part of a plan related to the Spin-off.

There are other restrictions imposed on us under current U.S. federal tax law for spin-offs and with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as limitations on sales or redemptions of our common stock for cash or other property following the distribution.

In the tax matters agreement with Carrols Restaurant Group and Carrols, we agreed that, among other things, we will not take any actions that would result in any tax being imposed on Carrols Restaurant Group as a result of the Spin-off. Further, for the two-year period following the Spin-off, we agreed not to: (1) enter into, approve, agree to enter into, or substantially negotiate any transaction or series of transactions (in whatever form) resulting in a greater than 45% change in ownership of the vote or value of our equity or the equity of the surviving or successor entity, (2) merge, consolidate, liquidate, or partially liquidate itself or any of the entities conducting the business relied upon in the IRS ruling as the “active business” of Fiesta Restaurant Group (generally the Pollo Tropical business and the Taco Cabana business), (3) permit the termination, sale, or transfer of, or a material change in, the business relied upon in the IRS ruling as the “active business” of Fiesta Restaurant Group (generally the Pollo Tropical business and the Taco Cabana business) or the sale, issuance, or other disposition of the equity of the entities conducting such business, (4) sell or otherwise dispose of assets in a way that would adversely affect tax-free status, (5) repurchase any of our stock except in circumstances permitted by IRS guidelines, or (6) take any actions inconsistent with the representations or covenants in the IRS ruling request, inconsistent with the ruling or tax opinion, or that would be reasonably likely to otherwise jeopardize tax-free status.

We will, however, be permitted to take certain actions otherwise prohibited by the tax matters agreement if we provide Carrols Restaurant Group with an opinion of tax counsel or private letter ruling from the IRS, reasonably acceptable to Carrols Restaurant Group, to the effect that these actions will not affect the tax-free nature of the Spin-off. These restrictions could substantially limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets, or enter into business combination transactions.

We have only a brief operating history as an independent company upon which you can evaluate our performance and, accordingly, our prospects must be considered in light of the risks that any newly independent company encounters.

Prior to the Spin-off, we operated as part of Carrols Restaurant Group. Accordingly, we have limited experience operating as an independent company and performing various corporate functions, including human resources, tax administration, legal (including compliance with the Sarbanes-Oxley Act of 2002 and with the periodic reporting obligations of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”), treasury administration, investor relations, internal audit, insurance, information technology and telecommunications services, as well as the accounting for many items such as lease accounting and stock-based compensation, income taxes and intangible assets. After the Spin-off, our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, all of which could have a material adverse effect on our business.

We historically have obtained benefits of being part of Carrols Restaurant Group, but those benefits have not continued following the completion of the Spin-off.

While we believe the benefits of being an independent company outweigh the drawbacks, we have historically received certain benefits from being part of a larger organization, including access to certain resources and certain economies of scale. In the future, we may be unable to replace many of these benefits as an independent company, or only be able to do so at significant expense, which may adversely affect our business.

Carrols Restaurant Group and Carrols provide a number of services to us pursuant to the TSA. When the TSA terminates, we will be required to replace Carrols Restaurant Group’s and Carrols’ services internally or through third parties on terms that may be less favorable to us.

Under the terms of the TSA that we entered into with Carrols Restaurant Group and Carrols which became effective on the distribution date, Carrols Restaurant Group and Carrols provide to us, for a fee, specified support services (including accounting, tax accounting, internal audit, financial reporting and analysis, human resources, and employee benefits management, information systems, restaurant systems support, legal, property management and insurance and risk management services) for a period of three years following the distribution date, provided that we may extend the term of the TSA by one additional year upon 90 days prior written notice to Carrols Restaurant Group and Carrols, provided further that we may terminate the TSA with respect to any service provided thereunder at any time and from time to time upon 90 days prior written notice to Carrols Restaurant Group and Carrols. When the TSA terminates, Carrols Restaurant Group and Carrols will no longer be obligated to provide any of these services to us, and we will be required to assume the responsibility for these functions ourselves. While we anticipate being prepared to perform these functions on our own at or before the expiration of the TSA, there is no assurance of our ability to do so. If we cannot perform these services for ourselves, we may be required to retain an outside service provider at rates in excess of the fees that we will pay under the TSA, which could adversely affect us.

Our internal systems and resources might not be adequately prepared to meet the financial reporting and other requirements to which we are subject since the distribution date.

Since the completion of the Spin-off, our management has been responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Our financial results previously were included within the consolidated results of Carrols Restaurant Group. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the Spin-off, we are now directly subject to the reporting and other obligations under the Exchange Act. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. If we avail ourselves of such exemptions, we could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Pursuant to the TSA with Carrols Restaurant Group and Carrols, Carrols Restaurant Group and Carrols have agreed to provide certain support services to us for a period of time following the distribution date. For us to establish our own financial and management controls, reporting systems, information technology and procedures, we will need to implement accounting systems and our own financial and internal controls, financial reporting systems and procedures and hire our own legal, accounting and finance staff. If Carrols Restaurant Group is unable to provide, or we are unable to establish, our financial and management controls, reporting systems, information technology and procedures in a timely and effective manner, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, if we are unable to conclude that our internal control over financial reporting is effective (or if the auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports.

Risks Related to Our Common Stock

The market price of our common stock may be highly volatile or may decline regardless of our operating performance.

The trading price of our common stock may fluctuate substantially. The price of our common stock that will prevail in the market may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause a loss of all or part of an investment in our common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to the following:

■	price and volume fluctuations in the overall stock market from time to time;

■	significant volatility in the market price and trading volume of companies generally or restaurant companies;

■	actual or anticipated variations in the earnings or operating results of our company or our competitors;

■	actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock or the stock of other companies in our industry;

■	market conditions or trends in our industry and the economy as a whole;

■	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures and our ability to complete any such transaction;

■	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

■	capital commitments;

■	changes in accounting principles;

■	additions or departures of key personnel; and

■	sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers.

In addition, if the market for restaurant company stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry or related industries even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we avail ourselves of such exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, which we refer to as the “Securities Act”, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we chose to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The concentrated ownership of our capital stock by insiders will likely limit your ability to influence corporate matters.

Our executive officers, directors, and the selling stockholders in this offering, Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC and JCP Partners IV LLC, which we collectively refer to as the “JCP Group”, together beneficially owns approximately 30% of our common stock based on shares outstanding of Fiesta Restaurant Group as of February 22, 2013 and will own approximately 17.8% of our common stock outstanding immediately after this offering (or approximately 15.9% if the underwriters’ over-allotment option is exercised in full). In particular, the JCP Group, our largest stockholder, beneficially owns approximately 27.7% of our outstanding common stock, based on shares outstanding of Fiesta Restaurant Group as of February 22, 2013 and will own approximately 15.5% of our common stock outstanding immediately after this offering (or approximately 13.6% if the underwriters’ over-allotment option is exercised in full). In addition, our executive officers and directors (excluding directors affiliated with the JCP Group) together beneficially own approximately 2.3% of our common stock outstanding, based on shares outstanding of Fiesta Restaurant Group as of February 22, 2013. As a result, our executive officers, directors and the JCP Group, if they act as a group, will be able to significantly influence matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. The directors have the authority to make decisions affecting our capital structure, including the issuance of additional debt and the declaration of dividends. The JCP Group may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately depress the market price of our common stock.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of shares of our common stock to decline.

Sales of substantial amounts of our common stock following this offering by the selling stockholders, our other existing stockholders, or by persons who acquire shares in this offering or if the market perceives that these sales could occur, may cause the market price of shares of our common stock to decline. Upon the completion of this offering and assuming the underwriters exercise of their over-allotment option in full, the selling stockholders will have an aggregate of 3,224,739 shares of our common stock available for resale under a registration statement on Form S-3 (File No. 333-184866). These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering and assuming the underwriters exercise of their over-allotment option in full, we will have 23,644,639 outstanding shares of common stock. Of these shares, 19,881,185 shares, including those to be sold in this offering and assuming the underwriters exercise of their over-allotment option in full, will be freely tradable. We, our executive officers and directors and the selling stockholders have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of at least 90 days following completion of this offering, with certain exceptions. Immediately upon the expiration of the applicable lock-up period our executive officers and directors or the selling stockholders may choose to sell additional shares.

We do not expect to pay any cash dividends for the foreseeable future, and the indenture governing the Fiesta Notes and our senior credit facility limit our ability to pay dividends to our stockholders.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. The absence of a dividend on our common stock may increase the volatility of the market price of our common stock or make it more likely that the market price of our common stock will decrease in the event of adverse economic conditions or adverse developments affecting our company. The indenture governing the Fiesta Notes and our senior credit facility limit, and the debt instruments that we and our subsidiaries may enter into in the future may limit our ability to pay dividends to our stockholders.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We cannot assure you that these analysts will publish research or reports about us or that any analysts that do so will not discontinue publishing research or reports about us in the future. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If analysts do not publish reports about us or if one or more analyst ceases coverage of our stock, we could lose visibility in the market, which in turn could cause our stock price to decline.

Your percentage ownership of our common stock may be diluted in the future.

Your percentage ownership of our common stock may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees. The Fiesta Restaurant Group, Inc. 2012 Stock Incentive Plan provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, and other equity-based awards to our directors, officers and other employees, advisors and consultants.

Provisions in our restated certificate of incorporation and amended and restated bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Delaware corporate law and our restated certificate of incorporation and amended and restated bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

■	require that special meetings of our stockholders be called only by our board of directors or certain of our officers, thus prohibiting our stockholders from calling special meetings;

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deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding common stock will be able to elect all of our directors;

■	authorize the issuance of “blank check” preferred stock that our board could issue to dilute the voting and economic rights of our common stock and to discourage a takeover attempt;

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provide the approval of our board or directors or a supermajority of stockholders is necessary to make, alter or repeal our amended and restated bylaws and that approval of a supermajority of stockholders is necessary to amend, alter or change certain provisions of our restated certificate of incorporation;

■	establish advance notice requirements for stockholder nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings;

■	divided our board into three classes of directors, with each class serving a staggered 3-year term, which generally increases the difficulty of replacing a majority of the directors;

■	provide that directors only may be removed for cause by a majority of the board and/or by a supermajority of our stockholders; and

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require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements. “Forward-looking statements” are any statements that are not based on historical information. Statements other than statements of historical facts included in this prospectus supplement, including, without limitation, statements regarding our future financial position and results of operations, business strategy, budgets, projected costs and plans and objectives of management for future operations, are “forward-looking statements.” Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” or “continue” or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or “cautionary statements,” include, but are not limited to:

■	The effect of the Spin-off;

■	The potential tax liability associated with the Spin-off;

■	Increases in food and other commodity costs;

■	Competitive conditions;

■	Regulatory factors;

■	Environmental conditions and regulations;

■	General economic conditions, particularly in the retail sector;

■	Weather conditions;

■	Fuel prices;

■	Significant disruptions in service or supply by any of our suppliers or distributors;

■	Changes in consumer perception of dietary health and food safety;

■	Labor and employment benefit costs;

■	The outcome of pending or future legal claims or proceedings;

■	Our ability to manage our growth and successfully implement our business strategy;

■	Risks associated with the expansion of our business;

■	Our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors;

■	The availability and terms of necessary or desirable financing or refinancing and other related risks and uncertainties;

■	The risk of an act of terrorism, insurrection or armed conflict involving the United States or any other national or international calamity;

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Factors that affect the restaurant industry generally, including product recalls, liability if our products cause injury, ingredient disclosure and labeling laws and regulations, reports of cases of food borne illnesses such as “mad cow” disease and avian flu, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as negative publicity regarding food quality, illness, injury or other health concerns; and

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Other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this prospectus supplement which reflect management’s opinions only as of their respective dates. Except as required by law, we undertake no obligation to revise or publicly release the results of any revisions to any forward-looking statements. You are advised, however, to consult any additional disclosures we have made or will make in our reports to the SEC that are incorporated by reference herein and in the accompanying prospectus. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus supplement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following MD&A is written to help the reader understand our company. The MD&A is provided as a supplement to, and should be read in conjunction with our consolidated financial statements and the accompanying financial statement notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

On May 7, 2012, Carrols Restaurant Group completed the Spin-off of Fiesta into an independent public company, through the distribution of all of the outstanding shares of Fiesta Restaurant Group’s common stock to the stockholders of Carrols. As a result of the Spin-off, we became an independent public company whose common stock is traded on The NASDAQ Global Select Market under the symbol “FRGI.”

We use a 52-53 week fiscal year ending on the Sunday closest to December 31. The fiscal years ended December 30, 2012, January 1, 2012 and January 3, 2011 each contained 52 weeks.

Company Overview

We own, operate and franchise two fast-casual restaurant brands, Pollo Tropical® and Taco Cabana®. Our Pollo Tropical restaurants offer a wide selection of Caribbean inspired food, while our Taco Cabana restaurants offer a wide selection of authentic Mexican food. We are positioned within the value-oriented fast-casual restaurant segment, which combines the convenience and value of quick-service restaurants with the variety, food quality, decor and atmosphere more typical of casual dining restaurants. As of December 30, 2012, our company-owned restaurants included 91 Pollo Tropical restaurants and 160 Taco Cabana restaurants. We opened two company-owned Pollo Tropical restaurants and two company-owned Taco Cabana restaurants in 2013 as of the date of the prospectus supplement.

We franchise our Pollo Tropical restaurants and as of December 30, 2012, we had 35 franchised Pollo Tropical restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad & Tobago, the Bahamas, Venezuela, Costa Rica, Panama and on college campuses in Florida. We have opened one franchised Pollo Tropical restaurant in 2013 as of the date of this prospectus supplement. We also have agreements for the future development of franchised Pollo Tropical restaurants in Trinidad & Tobago, Aruba, Curacao, Bonaire, Guatemala and India. As of December 30, 2012, we had eight Taco Cabana franchised restaurants located in Texas, New Mexico and Georgia.

Recent and Future Events Affecting our Results of Operations

Spin-off of Fiesta Restaurant Group, Inc.

On May 7, 2012, Carrols Restaurant Group completed the Spin-off of Fiesta in the form of a pro rata dividend of all of our issued and outstanding common stock to Carrols Restaurant Group’s stockholders whereby each holder of Carrols Restaurant Group’s common stock of record on April 26, 2012 received one share of our common stock for every one share of Carrols Restaurant Group common stock held.

In connection with the Spin-off, on April 24, 2012, Carrols Restaurant Group and Carrols entered into several agreements with us that govern the transition and Carrols Restaurant Group’s post Spin-off relationship with us, including a Separation and Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement and Transition Services Agreement.

We incurred costs of $3.7 million in 2012 related to the TSA which became effective on May 7, 2012.

Lease Financing Obligations

For certain of our sale-leaseback transactions, Carrols has guaranteed the lease payments on an unsecured basis or is the primary lessee on the leases associated with certain of our sale-leaseback transactions. Prior to the Spin-off, ASC 840-40 “Sale-Leaseback Transactions” required us to classify these leases as lease financing transactions because the guarantee from a related party constituted continuing involvement and caused the sale to not qualify for sale-leaseback accounting. Under the financing method, the assets remain on our consolidated balance sheet and continue to be depreciated and the net proceeds received by us from these transactions are recorded as a lease financing liability. Payments under these leases were applied as payments of imputed interest and deemed principal on the underlying financing obligations rather than as rent expense.

Such leases qualified for sale-leaseback accounting upon the Spin-off due to the cure or elimination of certain provisions that previously precluded sale-leaseback accounting (and the treatment of such leases as operating leases) in our consolidated financial statements, primarily the guarantees from Carrols. As a result of the qualification for sale-leaseback accounting during the second quarter of 2012 due to the Spin-off, such leases were treated as operating leases and we removed the associated lease financing obligations, property and equipment, and deferred financing costs from our balance sheet, and recognized deferred gains on sale-leaseback transactions related to the qualification of $32.1 million that will be amortized as a reduction of rent expense over the individual remaining lease terms. This resulted in a decrease in lease financing obligations of $114.2 million, a decrease in assets under lease financing obligations of $80.4 million, and a decrease of $1.6 million in deferred financing fees.

Additionally in the second quarter of 2012, we exercised purchase options associated with the leases for five restaurant properties previously accounted for as lease financing obligations and purchased these properties from the lessor. As a result, we reduced our lease financing obligations by $6.0 million during the second quarter of 2012.

As a result of the qualification of these leases discussed above and purchase of the five properties mentioned above, restaurant rent expense was $4.4 million higher, depreciation expense was $1.4 million lower and interest expense was $7.1 million lower in 2012 compared to 2011.

Refinancing of Outstanding Indebtedness

On August 5, 2011, we sold $200.0 million of 8.875% Senior Secured Second Lien Notes due 2016, the proceeds from which were used to distribute funds to Carrols Restaurant Group to enable Carrols Restaurant Group to repay its existing indebtedness, as well as to pay all related fees and expenses. Effective with the issuance of the Fiesta Notes, amounts due to Carrols Restaurant Group were repaid. In the first quarter of 2012 Carrols Restaurant Group transferred to us $2.5 million of excess cash proceeds from the financings as a contribution of capital.

On July 30, 2012, we exchanged all of the $200.0 million of the Fiesta Notes for newly issued notes that have terms which are identical to the Fiesta Notes that are registered under the Securities Act. On August 5, 2011, we also entered into a $25.0 million senior secured revolving credit facility which was undrawn at closing.

Executive Summary-Consolidated Operating Performance for the Fiscal Year Ended December 30, 2012

Our fiscal year 2012 results and highlights include the following:

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Net income decreased $1.3 million to $8.3 million in 2012, or $0.35 per diluted share, compared to net income of $9.5 million, or $0.41 per diluted share, primarily due to the impact of the Spin-off from Carrols Restaurant Group and impairment charges recognized in the first quarter of 2012 related to the closure of five Pollo Tropical restaurants in New Jersey, partially offset by the positive impact of revenue growth as noted below and related profitability, and the positive impact of the qualification for sale treatment of sale-leaseback transactions upon the consummation of the Spin-off.

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Total revenues increased 7.3% in 2012 to $509.7 million from $475.0 million in 2011, driven primarily by an increase in comparable restaurant sales of 8.1% for the Pollo Tropical restaurants and 4.7% for the Taco Cabana restaurants. The growth in comparable restaurant sales resulted from an increase in comparable guest traffic of 6.6% at Pollo Tropical and 1.9% at Taco Cabana, with an increase in average check of 1.5% at Pollo Tropical and 2.8% at Taco Cabana.

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During 2012, we opened five new Pollo Tropical restaurants and five new Taco Cabana restaurants and permanently closed five Pollo Tropical restaurants and one Taco Cabana restaurant. In addition, during the fourth quarter of 2012, we sold two company-owned Taco Cabana restaurants to an existing franchisee, resulting in two net restaurant openings in 2012.

Results of Operations

The following table sets forth, for the fiscal years ended January 2, 2011, January 1, 2012, and December 30, 2012, selected consolidated operating results as a percentage of consolidated restaurant sales:

	JANUARY 2, 2011	JANUARY 1, 2012	DECEMBER 30, 2012
Restaurant sales:
Pollo Tropical	42.5%	44.0%	44.8%
Taco Cabana	57.5%	56.0%	55.2%

Consolidated restaurant sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales	30.9%	32.3%	32.2%
Restaurant wages and related expenses	28.0%	27.3%	26.9%
Restaurant rent expense	3.8%	3.6%	4.3%
Other restaurant operating expenses	13.7%	13.1%	12.8%
Advertising expense	3.5%	3.4%	3.4%
General and administrative	7.5%	7.9%	8.6%

The following table summarizes the changes in the number and mix of Pollo Tropical and Taco Cabana company-owned and franchised restaurants in each fiscal year:

	2010			2011			2012
	OWNED	FRANCHISE	TOTAL	OWNED	FRANCHISE	TOTAL	OWNED	FRANCHISE	TOTAL
Pollo Tropical:
Beginning of year	91	28	119	91	29	120	91	31	122
New	2	1	3	2	2	4	5	5	10
Closed	(2)	—	(2)	(2)	—	(2)	(5)	(1)	(6)

End of year	91	29	120	91	31	122	91	35	126

Taco Cabana:
Beginning of year	156	4	160	155	4	159	158	5	163
New	1	—	1	4	1	5	5	1	6
Sold to franchisee	—	—	—	—	—	—	(2)	2	—
Closed	(2)	—	(2)	(1)	—	(1)	(1)	—	(1)

End of year	155	4	159	158	5	163	160	8	168

Consolidated Revenues. Revenues include restaurant sales, which consist of food and beverage sales, net of discounts, at our company-owned and operated restaurants, and franchise royalty revenues and fees, which represent ongoing royalty payments that are determined based on a percentage of franchisee sales, franchise fees associated with new restaurant openings, and development fees associated with the opening of new franchised restaurants in a given market. Restaurant sales are influenced by new restaurant openings and closures of restaurants, and changes in comparable restaurant sales.

Total revenues increased 7.3% to $509.7 million in 2012 from $475.0 million in 2011, while the 2011 revenues represent an increase of 8.2% from $439.1 million in 2010. Restaurant sales also increased 7.2% to $507.4 million in 2012 from $473.2 million in 2011, which in turn also represents an increase of 8.2% from $437.5 million in 2010. The following table presents the primary drivers of the increase in restaurant sales for both Pollo Tropical and Taco Cabana:

	2011 VS. 2010	2012 VS. 2011
Pollo Tropical:
Increase in comparable restaurant sales	$18.0	$15.8
Impact of new stores, net of closed stores	5.9	3.6
Other	(1.8)	(0.1)

Total increase	$22.1	$19.3

Taco Cabana:
Increase in comparable restaurant sales	$9.1	$12.2
Impact of new stores, net of closed stores	5.6	2.5
Other	(1.1)	0.1

Total increase	$13.6	$14.8

The increase in comparable restaurant sales for Pollo Tropical in 2012 versus 2011 represents an increase of 8.1%, while the increase in 2011 as compared to 2010 represents an increase of 9.9%. The increase in comparable restaurant sales for Taco Cabana in 2012 as compared to 2011 represents an increase of 4.7%, while the increase in 2011 versus 2010 represents an increase of 3.7%. Restaurants are included in comparable restaurant sales after they have been open for 18 months. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week year. Increases in comparable restaurant sales result primarily from an increase in guest traffic, and to a lesser extent, an increase in average check. The increase in average check is primarily driven by menu price increases. For Pollo Tropical, menu price increases drove an increase in restaurant sales of 2.6% in 2012 as compared to 2011, and 1.5% in 2011 as compared to 2010. For Taco Cabana, menu price increases drove an increase in restaurant sales of 2.7% in 2012 as compared to 2011, and 2.9% in 2011 as compared to 2010.

Franchise revenues increased to $2.4 million in 2012 from $1.7 million in 2011 due primarily to the number of new franchise locations opened during the year and an increase in sales at the franchised locations. Franchise revenues in 2011 increased $0.2 million from $1.5 million in 2010.

Operating costs and expenses. Operating costs and expenses include cost of sales, restaurant wages and related expenses, other restaurant expenses and advertising expenses. Cost of sales consists of food, paper and beverage costs including packaging costs, less purchase discounts. Cost of sales is generally influenced by changes in commodity costs, the sales mix of items sold and the effectiveness of our restaurant-level controls to manage food and paper costs. Key commodities, including chicken and beef, are generally purchased under contracts for future periods of up to one year.

Restaurant wages and related expenses include all restaurant management and hourly productive labor costs, employer payroll taxes, restaurant-level bonuses and related benefits. Payroll and related taxes and benefits are subject to inflation, including minimum wage increases and increased costs for health insurance, workers’ compensation insurance and state unemployment insurance.

Other restaurant operating expenses include all other restaurant-level operating costs, the major components of which are utilities, repairs and maintenance, real estate taxes and credit card fees.

Advertising expense includes all promotional expenses including television, radio, billboards and other sponsorships and promotional activities.

The following table presents the primary drivers of the changes in the components of restaurant operating margins for Pollo Tropical and Taco Cabana. All percentages are stated as a percentage of applicable segment restaurant sales.

	2011 VS. 2010	2012 VS. 2011
Pollo Tropical:
Cost of sales:
Higher commodity costs	1.4%	0.4%
Menu price increases	(0.4)%	(0.9)%
Favorable sales mix	(0.4)%	(0.2)%
Other	0.5%	0.5%

Net increase (decrease) in cost of sales as a percentage of restaurant sales	1.1%	(0.2)%

Restaurant wages and related expenses:
Impact of higher sales volumes on fixed labor costs	(0.6)%	(0.5)%
Higher (lower) workers’ compensation claim costs	(0.5)%	0.5%

Net decrease in restaurant wages and related costs as a percentage of restaurant sales	(1.1)%	—

Other operating expenses:
Lower utility costs	(0.3)%	(0.5)%
Impact of higher sales volumes on fixed operating costs	0.1%	(0.1)%
Lower real estate taxes	(0.3)%	—
Higher pre-opening expenses due to increase in number of new restaurants opened	—	0.2%

Net decrease in other restaurant operating expenses as a percentage of restaurant sales	(0.5)%	(0.4)%

Advertising expense:
Timing of promotions	—	(0.1)%

Net decrease in advertising expense as a percentage of restaurant sales	—	(0.1)%

	2011 VS. 2010	2012 VS. 2011
Taco Cabana:
Cost of sales:
Higher commodity costs	2.1%	0.8%
Menu price increases	(0.9)%	(0.9)%
Favorable sales mix	—	(0.3)%
Other	0.2%	0.5%

Net increase in cost of sales as a percentage of restaurant sales	1.5%	0.1%

Restaurant wages and related expenses:
Impact of higher sales volumes on fixed labor costs	—	(0.3)%
Lower medical and other benefit costs	(0.3)%	(0.4)%

Net decrease in restaurant wages and related costs as a percentage of restaurant sales	(0.3)%	(0.7)%

Other operating expenses:
Lower utility costs	(0.4)%	(0.4)%
Increase (decrease) in operating supply costs	(0.4)%	0.2%

Net decrease in other restaurant operating expenses as a percentage of restaurant sales	(0.8)%	(0.2)%

Advertising expense:
Timing of promotions	(0.1)%	—

Net decrease in advertising expense as a percentage of restaurant sales	(0.1)%	—

Consolidated Restaurant Rent Expense. Restaurant rent expense includes base rent and contingent rent on our leases characterized as operating leases, reduced by amortization of gains on sale-leaseback transactions. Restaurant rent expense, as a percentage of total restaurant sales, increased to 4.3% in 2012 from 3.6% in 2011 due primarily to the qualification for sale treatment of the sale-leaseback transactions discussed above which increased rent expense in 2012 by $4.4 million. This was partially offset by the effect of higher restaurant sales volumes at both Pollo Tropical and Taco Cabana on fixed rental costs. Restaurant rent expense, as a percentage of restaurant sales, decreased to 3.6% in 2011 from 3.8% in 2010 due primarily to the effects of sales increases at our restaurants on fixed rental costs.

Consolidated General and Administrative Expenses. General and administrative expenses are comprised primarily of (1) salaries and expenses associated with the development and support of our company and brands and the management oversight of the operation of our restaurants; (2) legal, auditing and other professional fees and stock-based compensation expense; and (3) subsequent to the Spin-off, costs incurred under the TSA for administrative support services.

General and administrative expenses increased to $43.9 million in 2012 from $37.5 million in 2011 and, as a percentage of total restaurant sales, increased to 8.6% compared to 7.9% in 2011, due to the hiring of certain Fiesta executive management and administrative staff as well as legal and other costs of $0.8 million incurred in connection with the Spin-off. General and administrative expense also includes stock-based compensation expense and other costs of $1.1 million in the first quarter of 2012 related to the conversion of Carrols Restaurant Group outstanding stock options into either shares of Carrols Restaurant Group common stock or restricted stock in connection with the Spin-off and the acceleration of vesting of restricted stock awards of our former Chairman upon his departure from our board of directors. In addition, general and administrative costs during 2012 included $0.6 million associated with retirement agreements entered into during the third quarter.

General and administrative expenses increased $4.6 million in 2011 to $37.5 million and, as a percentage of restaurant sales, increased to 7.9% from 7.5% in 2010 due in part to an increase of $1.2 million in performance-based administrative bonus accruals and higher allocated stock-based compensation expense of $0.7 million.

General and administrative expenses included total allocated Carrols Restaurant Group’s corporate expenses for executive management, information systems and certain accounting, legal and other administrative functions of $11.0 million and $9.1 million in 2011 and 2010, respectively, including costs and related expenses of $0.9 million incurred in connection with the planned Spin-off from Carrols Restaurant Group.

Adjusted Segment EBITDA. Adjusted Segment EBITDA, which is the measure of segment profit or loss used by our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance, is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense. Adjusted Segment EBITDA may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Adjusted Segment EBITDA for each of our segments includes an allocation of general and administrative expenses associated with administrative support for executive management, information systems and certain accounting, legal and other administrative functions.

As a result of the factors discussed above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $38.6 million in 2012 from $35.6 million in 2011. Adjusted Segment EBITDA for our Pollo Tropical restaurants was negatively impacted by an increase in rent expense of $1.6 million in 2012 due to the qualification for sale treatment of sale-leaseback transactions, as discussed above. Adjusted Segment EBITDA for our Taco Cabana restaurants decreased to $25.6 million in 2012 from $26.8 million in 2011. Adjusted Segment EBITDA for our Taco Cabana restaurants was also negatively impacted by an increase in rent expense of $2.7 million in 2012 due to the qualification for sale treatment of sale-leaseback transactions, as discussed above.

As a result of the factors discussed above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $35.6 million in 2011 from $30.1 million in 2010. Adjusted Segment EBITDA for our Taco Cabana restaurants decreased to $26.8 million in 2011 from $27.3 million in 2010.

Depreciation and Amortization. Depreciation and amortization expense decreased to $18.3 million in 2012 from $19.5 million in 2011 due primarily to the qualification for sale treatment of the sale-leaseback transactions discussed above which decreased depreciation expense in 2012 by $1.4 million. Depreciation and amortization expense increased to $19.5 million in 2011 from $19.1 million in 2010 due primarily from our capital expenditures in 2011 of $22.9 million.

Impairment and Other Lease Charges. Impairment and other lease charges were $7.0 million in 2012 and primarily consisted of asset impairment charges of $4.1 million and lease charges of $1.5 million associated with the closure of our five Pollo Tropical restaurants in New Jersey in the first quarter of 2012 and $1.0 million of asset impairment charges for two Taco Cabana restaurants. Two of the five closed Pollo Tropical restaurants’ assets were previously impaired in 2011.

In 2011 we recorded total impairment and other lease charges of $2.7 million which included other lease charges of $1.2 million associated with five closed Pollo Tropical restaurants, $0.2 million of lease charges for two closed Taco Cabana restaurants and a $1.3 million impairment charge for an underperforming Pollo Tropical restaurant.

In 2010 we recorded total impairment and other lease charges of $6.6 million which included impairment charges of $3.9 million for four underperforming Pollo Tropical restaurants and $1.4 million for two underperforming Taco Cabana restaurants. We also recorded other lease charges of $0.7 million for non-operating Pollo Tropical restaurant properties and $0.5 million for non-operating Taco Cabana restaurant properties.

Interest Expense. Interest expense increased $0.4 million to $24.4 million in 2012 from 2011 due primarily to our refinancing activities in the third quarter of 2011, partially offset by the elimination of interest expense of $7.1 million in 2012 as a result of the qualification for sale treatment of sale-leaseback transactions and the prospective treatment of those payments as rent, as discussed above. Total interest expense increased $4.1 million to $24.0 million in 2011 from 2010 due primarily to higher debt balances resulting from our refinancing in the third quarter of 2011. Interest expense on lease financing obligations increased to $11.3 million in 2011 from $10.9 million in 2010.

Provision for Income Taxes. The effective tax rate for 2012 of 34.2% increased as compared to an effective tax rate for 2011 of 32.7%, primarily due to the expiration of the Work Opportunity Tax Credit and the HIRE Act retention tax credit effective December 31, 2011. The 2012 effective tax rate also includes the positive impacts of discrete items totaling approximately $0.7 million.

The American Taxpayer Relief Act of 2013 (the “Act”) was signed into law on January 2, 2013. The Act included a provision to retroactively restore several expired business tax provisions, including the Work Opportunity Tax Credit, as of January 1, 2012, with a new expiration date of December 31, 2013. Because a change in tax law is accounted for in the period of enactment, and the Act was enacted after Fiesta’s fiscal year-end, the retroactive effect of renewing the Work Opportunity Tax Credit is not reflected in the 2012 provision for income taxes, but will instead be recorded as a discrete item in the first quarter of 2013, which is expected to total approximately $0.6 million.

The effective tax rate for 2011 decreased to 32.7% from 34.8% in 2010 due primarily from higher Work Opportunity Tax Credits and the HIRE act retention tax credit in 2011 as compared to 2010.

Net Income. As a result of the foregoing, we had net income of $8.3 million in 2012 compared to net income of $9.5 million in 2011, and $7.0 million in 2010.

Liquidity and Capital Resources

We do not have significant receivables or inventory and receive trade credit based upon negotiated terms in purchasing food products and other supplies. We are able to operate with a substantial working capital deficit because:

■	restaurant operations are primarily conducted on a cash basis;

■	rapid turnover results in a limited investment in inventories; and

■	cash from sales is usually received before related liabilities for food, supplies and payroll become due.

On August 5, 2011 we sold $200.0 million of the Fiesta Notes and entered into a $25.0 million senior secured revolving credit facility which was undrawn at closing. The proceeds from these borrowings were used to distribute funds to Carrols Restaurant Group to enable Carrols Restaurant Group to repay its existing indebtedness, as well as to pay accrued interest and all related fees and expenses. Excess cash generated from the financings was approximately $9.5 million. Carrols Restaurant Group transferred $2.5 million of the excess cash from the financings to us in the first quarter of 2012.

Interest payments under our debt obligations, capital expenditures and payments related to our lease obligations represent significant liquidity requirements for us. We believe cash generated from our operations, availability of senior credit borrowings under our senior credit facility and proceeds from any sale-leaseback transactions which we may choose to do will provide sufficient cash availability to cover our anticipated working capital needs, capital expenditures and debt service requirements for the next twelve months.

Operating Activities. Net cash provided by operating activities for 2012, 2011 and 2010 was $38.0 million, $43.2 million, and $32.5 million, respectively. The decrease of $5.2 million in 2012 as compared to 2011 was due primarily to interest payments of $18.7 million related to the financing activities in the third quarter of 2011, partially offset by an increase in cash from changes in the other components of net working capital. Net cash provided by operating activities increased $10.6 million in 2011 compared to 2010 primarily due to an increase in cash of $10.6 million from changes in the components of working capital, including deferred income taxes.

Investing Activities. Net cash used for investing activities in 2012, 2011 and 2010 was $32.7 million, $15.1 million and $21.4 million, respectively. Capital expenditures are the largest component of our investing activities and include: (1) new restaurant development, which may include the purchase of real estate; (2) restaurant remodeling, which includes the renovation or rebuilding of the interior and exterior of our existing restaurants; (3) other restaurant capital expenditures, which include capital maintenance expenditures for the ongoing reinvestment and enhancement of our restaurants; and (4) corporate and restaurant information systems.

The following table sets forth our capital expenditures for the periods presented (in thousands):

	POLLO TROPICAL	TACO CABANA	OTHER	CONSOLIDATED
Year ended January 2, 2011:
New restaurant development	$5,832	$5,550	$—	$11,382
Restaurant remodeling	1,733	4,952	—	6,685
Other restaurant capital expenditures (1)	2,326	2,852	—	5,178
Corporate and restaurant information systems	90	63	—	153

Total capital expenditures	$9,981	$13,417	$—	$23,398

Number of new restaurant openings	2	1		3
Year ended January 1, 2012:
New restaurant development	$4,956	$7,620	$—	$12,576
Restaurant remodeling	2,547	1,888	—	4,435
Other restaurant capital expenditures (1)	2,210	2,830	—	5,040
Corporate and restaurant information systems	528	185	101	814

Total capital expenditures	$10,241	$12,523	$101	$22,865

Number of new restaurant openings	2	4		6
Year Ended December 30, 2012
New restaurant development	$13,018	$10,596	$—	$23,614
Restaurant remodeling	958	7,715	—	8,673
Other restaurant capital expenditures (1)	3,301	3,616	—	6,917
Corporate and restaurant information systems	204	429	1,159	1,792

Total capital expenditures	$17,481	$22,356	$1,159	$40,996

Number of new restaurant openings	5	5		10

1)

Excludes restaurant repair and maintenance expenses included in other restaurant operating expenses in our consolidated financial statements. For the fiscal years ended January 2, 2011, January 1, 2012 and December 30, 2012, total restaurant repair and maintenance expenses were approximately $9.5 million, $10.7 million, and $11.8 million, respectively.

In 2013, we anticipate that total capital expenditures will range from $45 million to $50 million, although the actual amount of capital expenditures may differ from these estimates. Capital expenditures in 2013 are expected to include $35 million to $40 million for development of new restaurants and purchase of related real estate for the opening of a total of 14 to 17 new Pollo Tropical and Taco Cabana restaurants. Our capital expenditures in 2013 are also expected to include expenditures of approximately $8.0 million to $10.0 million for the ongoing reinvestment in our Pollo Tropical and Taco Cabana restaurants for remodeling costs and capital maintenance expenditures and approximately $1.0 million of other expenditures. During 2013, we also expect to incur capital expenditures of approximately $2.0 million to complete the transition from Carrols Restaurant Group’s systems.

Investing activities also include sale-leaseback transactions related to our restaurant properties, the net proceeds from which were $7.9 million in 2012 and $7.8 million in 2011, as well as the sale of excess properties and the sale of two Taco Cabana restaurants to an existing franchisee in 2012, the net proceeds from which were $2.4 million. The net proceeds from the 2012 sales were used to fund additional new store development, while the net proceeds from the 2011 sales were used to reduce outstanding borrowings under Carrols LLC’s prior senior credit facility. In the first quarter of 2012 we purchased for $2.1 million one of our existing Pollo Tropical restaurant properties, which was subsequently sold in one of the sale-leaseback transactions noted above.

Financing Activities. Net cash used for financing activities in 2012, 2011 and 2010 was $3.4 million, $17.0 million and $12.4 million, respectively, and included in 2012 the purchase of five restaurant properties previously accounted for as lease financing obligations from the lessor for $6.0 million. Net borrowings on intercompany debt to Carrols Restaurant Group in 2012, prior to the Spin-off, were $0.5 million. Subsequent to the Spin-off, changes in amounts owed to Carrols Restaurant Group are reflected as a working capital change in net cash provided from operating activities in our consolidated statement of cash flows. In the first quarter of 2012 Carrols Restaurant Group also transferred to us $2.5 million of the excess cash proceeds from the 2011 financings.

Net cash used for financing activities in 2011 included the proceeds from the issuance of $200.0 million of Fiesta Notes, as further discussed below. As a result of the issuance of the Fiesta Notes and the administrative services provided to us by Carrols Restaurant Group during 2011, we made payments to Carrols Restaurant Group of $139.0 million in 2011 and a dividend payment to Carrols Restaurant Group of $75.5 million in the third quarter of 2011. In 2011 we also deferred $7.5 million of financing costs pertaining to our financing transactions discussed below. In the first six months of 2011 we also sold a restaurant property with net proceeds of $1.7 million which was accounted for as a lease financing obligation.

In 2010, net cash used from financing activities included net repayments of indebtedness to Carrols Restaurant Group of $18.0 million, partially offset by proceeds from lease financing obligations of $5.9 million.

Senior Secured senior Credit Facility. On August 5, 2011 we entered into a first lien senior secured credit facility providing for aggregate revolving credit borrowings of up to $25.0 million (including $10.0 million available for letters of credit) which was undrawn at closing. The senior credit facility also provides for incremental increases of up to $5.0 million, in the aggregate, to the revolving credit borrowings available under the senior credit facility, and matures on February 5, 2016. On December 30, 2012, there were no outstanding borrowings under our senior credit facility.

Borrowings under the senior credit facility bear interest at a per annum rate, at our option, of either (all terms as defined in the senior credit facility):

1)	the Alternate Base Rate plus the applicable margin of 2.00% to 2.75% based on our Adjusted Leverage Ratio (with a margin of 2.25% at December 30, 2012), or

2)	the LIBOR Rate plus the applicable margin of 3.00% to 3.75% based on our Adjusted Leverage Ratio (with a margin of 3.25% at December 30, 2012).

Our obligations under our senior credit facility are guaranteed by all of our material subsidiaries and are secured by a first priority lien on substantially all of our assets and our material subsidiaries (including a pledge of all of the capital stock and equity interests of our material subsidiaries).

Our senior credit facility contains certain covenants, including without limitation, those limiting our and our guarantor subsidiaries’ ability to, among other things, incur indebtedness, incur liens, sell or acquire assets or businesses, change the character of its business in all material respects, engage in transactions with related parties, make certain investments, make certain restricted payments or pay dividends. In addition, the senior credit facility requires us to meet certain financial ratios, including a Fixed Charge Coverage Ratio and Adjusted Leverage Ratio (all as defined under the senior credit facility).

Our senior credit facility contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under this facility if there is a default under any of our indebtedness having an outstanding principal amount of $2.5 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. As of December 30, 2012, we were in compliance with the covenants under our senior credit facility. After reserving $9.4 million for letters of credit guaranteed by the senior credit facility, $15.6 million was available for borrowing at December 30, 2012.

Notes. On August 5, 2011, we issued $200.0 million of 8.875% Senior Secured Second Lien Notes due 2016 pursuant to an indenture dated as of August 5, 2011 governing such Fiesta Notes. The proceeds from the issuance of the Fiesta Notes were used by Carrols Restaurant Group to repay amounts outstanding under Carrols LLC’s prior senior credit facility and Carrols’ 9% senior subordinated notes due 2013, as well as to pay related fees and expenses. The Fiesta Notes mature and are payable on August 15, 2016. Interest is payable semi-annually on February 15 and August 15. The Fiesta Notes are guaranteed by all of our material subsidiaries and are secured by second-priority liens on substantially all of our and our material subsidiaries’ assets (including a pledge of all of the capital stock and equity interests of our material subsidiaries).

The indenture governing the Fiesta Notes and the security agreement provide that any capital stock and equity interests of any of our material subsidiaries will be excluded from the collateral to the extent that the par value, book value or market value of such capital stock or equity interests exceeds 20% of the aggregate principal amount of the Fiesta Notes then outstanding.

The Fiesta Notes are redeemable at our option in whole or in part at any time after February 15, 2014 at a price of 104.438% of the principal amount plus accrued and unpaid interest, if any, if redeemed before February 15, 2015, 102.219% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2015 but before February 15, 2016 and 100% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2016. Prior to February 14, 2014, we may redeem some or all of the Fiesta Notes at a redemption price of 100% of the principal amount of each Fiesta Note plus accrued and unpaid interest, if any, and a make-whole premium. In addition, at any time prior to February 15, 2014, we may redeem up to 35% of the Fiesta Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.875% of the principal amount of each note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

The Fiesta Notes are jointly and severally guaranteed, unconditionally and in full by all of our subsidiaries which are directly or indirectly wholly-owned by us. Separate condensed consolidating information is not included because we are a holding company with all of our operations conducted through the guarantor subsidiaries. There are no significant restrictions on our ability or any of the guarantor subsidiaries to obtain funds from our respective subsidiaries. All consolidated amounts in our financial statements are representative of the combined guarantors.

The indenture governing the Fiesta Notes includes certain covenants, including limitations and restrictions on us and our material subsidiaries who are guarantors under such indenture to incur additional debt, issue preferred stock, pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments, incur liens, sell assets, enter into transactions with affiliates, agree to payment restrictions affecting certain of our material subsidiaries and enter into mergers, consolidations or sales of all or substantially all of our or our material subsidiaries’ assets.

The indenture governing the Fiesta Notes contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under the Fiesta Notes and the indenture if there is a default under any indebtedness of ours having an outstanding principal amount of $15.0 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. We were in compliance as of December 30, 2012 with the restrictive covenants of the indenture governing the Fiesta Notes.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 30, 2012 (in thousands):

	PAYMENTS DUE BY PERIOD
Contractual Obligations	TOTAL	LESS THAN 1 YEAR	1—3 YEARS	3—5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations, including interest (1)	$271,000	$17,750	$35,500	$217,750	$—
Capital lease obligations, including interest (2)	1,572	139	252	232	949
Operating lease obligations (3)	333,694	29,190	57,368	54,787	192,349
Lease financing obligations, including interest (4)	5,787	255	518	529	4,485

Total contractual obligations	$612,053	$47,334	$93,638	$273,298	$197,783

(1)

Our long term debt at December 30, 2012 included $200.0 million of Fiesta Notes. Total interest payments on the Fiesta Notes of $71.0 million for all years presented are included at the coupon rate of 8.875%. Refer to Note 8 of our consolidated financial statements incorporated by reference into this prospectus supplement for details of our long-term debt.

(2)	Includes total interest of $0.6 million for all years presented.

(3)

Represents the aggregate minimum lease payments under operating leases. Many of our leases also require contingent rent based on a percentage of sales in addition to the minimum base rent and require expenses incidental to the use of the property, all of which have been excluded from this table.

(4)

Includes total interest of $2.8 million for all years presented. As a result of the Spin-off, we reduced our lease financing obligations by $114.2 million during 2012 due to the cure of the provisions that previously precluded sale-leaseback accounting. These leases are reflected as operating lease obligations in the above table. We also reduced lease financing obligations by $6.0 million in 2012 by purchasing six restaurant properties previously accounted for as lease financing obligations. Refer to Note 9 of our consolidated financial statements incorporated by reference into this prospectus supplement for further discussion.

We have not included in the contractual obligations table payments we may make for workers’ compensation, general liability and employee health care claims for which we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. The majority of our recorded liabilities related to employee health and insurance plans represent estimated reserves for incurred claims that have yet to be filed or settled.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than our operating leases, which are primarily for our restaurant properties and not recorded on our consolidated balance sheet.

Inflation

The inflationary factors that have historically affected our results of operations include increases in food and paper costs, labor and other operating expenses and energy costs. Labor costs in our restaurants are impacted by changes in the Federal and state hourly minimum wage rates as well as changes in payroll related taxes, including Federal and state unemployment taxes. We typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs. However, no assurance can be given that we will be able to fully offset such inflationary cost increases in the future.

Application of Critical Accounting Policies

Our consolidated financial statements and accompanying notes incorporated by reference into this prospectus supplement are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in the “Significant Accounting Policies” footnote in the notes to our consolidated financial statements incorporated by reference into this prospectus supplement. Critical accounting estimates are those that require application of management’s most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods.

Sales recognition at our company-owned and operated restaurants is straightforward as customers pay for products at the time of sale and inventory turns over very quickly. Payments to vendors for products sold in the restaurants are generally settled within 30 days. The earnings reporting process is covered by our system of internal controls and generally does not require significant management estimates and judgments. However, critical accounting estimates and judgments, as noted below, are inherent in the assessment and recording of accrued occupancy costs, insurance liabilities, the valuation of goodwill and intangible assets for impairment, assessing impairment of long-lived assets and lease accounting matters. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Accrued occupancy costs. We make estimates of accrued occupancy costs pertaining to closed restaurant locations on an ongoing basis. These estimates require assessment and continuous evaluation of a number of factors such as the remaining contractual period under our lease obligations, the amount of sublease income we are able to realize on a particular property and estimates of other costs such as property taxes. Differences between actual future events and prior estimates could result in adjustments to these accrued costs. Total accrued occupancy costs pertaining to closed restaurant locations was $2.4 million at December 30, 2012.

Insurance liabilities. We are insured for workers’ compensation, general liability and medical insurance claims under policies where we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. At December 30, 2012, we had $3.9 million accrued for these insurance claims. We record insurance liabilities based on historical and industry trends, which are continually monitored, and adjust accruals as warranted by changing circumstances. Since there are estimates and assumptions inherent in recording these insurance liabilities, including the ability to estimate the future development of incurred claims based on historical trends or the severity of the claims, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities.

Evaluation of Goodwill. We must evaluate our recorded goodwill for impairment on an ongoing basis. We have elected to conduct our annual impairment review of goodwill assets as of the last day of our fiscal year. Our review at December 30, 2012 indicated there was no impairment as of that date. In reviewing goodwill for impairment, we compare the net book values of our reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, we employ a combination of a discounted cash flow analysis and a market-based approach. Assumptions include our anticipated growth rates and the weighted average cost of capital. The results of these analyses are corroborated with other value indicators where available, such as comparable company earnings multiples. This annual evaluation of goodwill requires us to make estimates and assumptions to determine the fair value of our reporting units including projections regarding future operating results and market values. We had two reporting units with goodwill balances as of our most recent measurement date. The fair value exceeded the carrying value of our respective reporting units by substantial amounts for both our Pollo Tropical and our Taco Cabana segments. These estimates may differ from actual future events and if these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

Impairment of Long-lived Assets. We assess the potential impairment of long-lived assets, principally property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We determine if there is impairment at the restaurant level by comparing undiscounted future cash flows from the related long-lived assets to their respective carrying values. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term, including sales trends, labor rates, commodity costs and other operating cost assumptions. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value. This process of assessing fair values requires the use of estimates and assumptions, including our ability to sell the related assets and market conditions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Lease Accounting. Judgments made by management for our lease obligations include the length of the lease term, which includes the determination of renewal options that are reasonably assured. The lease term can affect the classification of a lease as capital or operating for accounting purposes, the term over which related leasehold improvements for each restaurant are amortized, and any rent holidays and/or changes in rental amounts for recognizing rent expense over the term of the lease. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

We also must evaluate sales of our restaurants which occur in sale-leaseback transactions to determine the proper accounting for the proceeds of such sales either as a sale or a financing. This evaluation requires certain judgments in determining whether or not clauses in the lease or any related agreements constitute continuing involvement. For those sale-leasebacks that are accounted for as financing transactions, we must estimate our incremental borrowing rate, or another rate in cases where the incremental borrowing rate is not appropriate to utilize, for purposes of determining interest expense and the resulting amortization of the lease financing obligation. Changes in the determination of the incremental borrowing rates or other rates utilized in connection with the accounting for lease financing transactions could have a significant effect on the interest expense and underlying balance of the lease financing obligations.

BUSINESS

Overview

Our Company

We own, operate and franchise two fast-casual restaurant brands, Pollo Tropical® and Taco Cabana®, which have over 25 and 35 years, respectively, of operating history and loyal customer bases. Our Pollo Tropical restaurants offer a wide variety of freshly-prepared Caribbean inspired food, while our Taco Cabana restaurants offer a broad selection of hand-made, fresh and authentic Mexican food. We believe that both brands are differentiated from other restaurant concepts and offer a unique dining experience. We are positioned within the value-oriented fast-casual restaurant segment, which combines the convenience and value of quick-service restaurants with the variety, food quality, décor and atmosphere more typical of casual dining restaurants. Our open display kitchen format allows guests to view and experience our food being freshly-prepared and cooked to order. Additionally, nearly all of our restaurants offer the convenience of drive-thru windows.

For the fiscal year ended December 30, 2012, the annual sales per restaurant for our company-owned Pollo Tropical restaurants was approximately $2.5 million and approximately $1.8 million for our company-owned Taco Cabana restaurants, which we believe are among the highest in the fast-casual and quick-service segments based on industry data from Technomic. As of December 30, 2012, we owned and operated 91 Pollo Tropical and 160 Taco Cabana restaurants for a total of 251 restaurants across four states. We have opened an additional four company-owned restaurants during the first quarter of 2013 as of the date of this prospectus supplement, including our first company-owned Pollo Tropical restaurant in Tennessee, located in the Nashville market. We franchise our Pollo Tropical restaurants primarily in international markets, and as of December 30, 2012, we had 35 franchised Pollo Tropical restaurants. We have opened one franchised Pollo Tropical restaurant in 2013 as of the date of this prospectus supplement. As of December 30, 2012, we had eight Taco Cabana franchised restaurants located in Georgia, New Mexico and Texas. For the fiscal year ended December 30, 2012, we generated consolidated revenues of $509.7 million and comparable restaurant sales for 2012 increased 8.1% for Pollo Tropical and 4.7% for Taco Cabana. The quarter ended December 30, 2012 represents the thirteenth consecutive quarter that Pollo Tropical has achieved positive comparable restaurant sales and the tenth consecutive quarter that Taco Cabana has achieved positive comparable restaurant sales.

Our Brands. Our restaurants operate in the fast-casual restaurant segment, combining the convenience and value in an appealing atmosphere of quick-service restaurants with the menu variety, use of fresh ingredients, food quality and decor more typical of casual dining restaurants with limited table service and competitive pricing.

Pollo Tropical. Our Pollo Tropical restaurants offer Caribbean inspired menu items, featuring our bone-in chicken marinated for 24 hours in our proprietary blend of tropical fruit juices and grilled over an open flame. Our diverse menu also includes a line of “TropiChops®” (a casserole bowl of grilled chicken, roast pork, shrimp or grilled vegetables served over white, brown or yellow rice and red or black beans and topped with a variety of freshly-made sauces and salsas), a variety of sandwiches, wraps, salads, grilled ribs and wings offered with an array of freshly made salsas, sauces and Caribbean style “made-from-scratch” side dishes, including black beans and rice, “Yucatan” fries and sweet plantains, as well as more traditional menu items such as french fries and corn. We also offer a self-service salsa bar which includes a wide selection of “made-from-scratch” salsas, sauces, jalapeños, cilantro, onions and other items which allows our guests to further customize their orders. Our restaurants offer Caribbean dessert favorites, such as flan and tres leches, and at certain locations, we offer sangria, wine and beer. Most menu items are prepared daily in each of our restaurants, which feature open display cooking on large, open-flame grills. We offer both individual and family meal-sized portions which enable us to provide a home meal replacement for our guests. We also offer catering for parties and corporate events.

Our Pollo Tropical restaurants feature dining areas designed to create an inviting, festive and tropical atmosphere. We also provide our guests the option of take-out, and nearly all of our restaurants provide the convenience of drive-thru windows. Our Pollo Tropical restaurants are generally open for lunch, dinner and late night seven days a week. As of December 30, 2012, substantially all of our company-owned Pollo Tropical restaurants were freestanding buildings. Our typical free-standing Pollo Tropical restaurant ranges from 2,800 to 3,500 square feet and provides interior seating for approximately 70 guests. For the fiscal year ended December 30, 2012, the average sales transaction at our company-owned Pollo Tropical restaurants was $9.68, with dinner and late night sales representing the largest day-part at 53.4%. For the fiscal year ended

December 30, 2012, our Pollo Tropical brand generated total revenues of $229.3 million, Adjusted Segment EBITDA of $38.6 million and Restaurant-Level Adjusted Segment EBITDA of $57.1 million, including pre-opening expenses of $1.0 million (which include costs incurred prior to opening a restaurant, including restaurant employee wages and related expenses, travel expenditures, recruiting, training and rent, in addition to promotional costs associated with the restaurant opening).

Pollo Tropical opened its first restaurant in 1988 in Miami, Florida. As of December 30, 2012, we owned and operated a total of 91 Pollo Tropical restaurants, of which 89 were located in Florida and two were located in Georgia. We have opened two additional company-owned Pollo Tropical restaurants, one in Florida and one in the Nashville, Tennessee market in 2013 as of the date of this prospectus supplement. In 2009, through a select upgrade strategy, we introduced an elevated Pollo Tropical concept. This elevated format provides guests the same Caribbean inspired menu items with an elevated fast-casual experience that we believe better positions the brand for a broader target market and growth outside our existing markets. In addition to remodeling the restaurant, key enhancements include guests ordering at the counter and having the food brought to their table, hand held menus, reusable tableware, Wi-Fi and additional menu items. This format serves as our new restaurant model for Pollo Tropical’s expansion outside of its core South Florida market. We are franchising our Pollo Tropical restaurants primarily internationally, and as of December 30, 2012, we had 35 franchised Pollo Tropical restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad & Tobago, the Bahamas, Venezuela, Costa Rica, Panama and on college campuses in Florida. We have opened one franchised Pollo Tropical restaurant in 2013 as of the date of this prospectus supplement. We also have agreements for the future development of franchised Pollo Tropical restaurants in Trinidad & Tobago, Aruba, Curacao, Bonaire, Guatemala and India.

Taco Cabana. Our Taco Cabana restaurants serve fresh, authentic Mexican food, including flame-grilled beef and chicken fajitas served on sizzling iron skillets, quesadillas, hand-rolled flautas, enchiladas, burritos, tacos, fresh-made flour tortillas, a selection of “made-from-scratch” salsas and sauces, customizable salads served in our “Cabana bowl”, and traditional Mexican and American breakfasts. We also offer a self-service salsa bar which includes a wide selection of “made-from-scratch” salsas, sauces, jalapeños, cilantro, onions and other items which allows our guests to further customize their orders. We also offer a variety of beverage choices that include soft drinks, our signature frozen margaritas and beer. Most of the menu items are freshly prepared at each restaurant daily.

Taco Cabana restaurants feature open display cooking that enables guests to observe fajitas cooking on an open grill, a tortilla machine pressing and grilling fresh flour tortillas and the fresh preparation of other menu items. Our Taco Cabana restaurants feature interior dining areas as well as semi-enclosed and outdoor patio areas, which provide a vibrant, contemporary decor and relaxing atmosphere. Additionally, we provide our guests the option of take-out, as well as the convenience of drive-thru windows and catering. Our typical freestanding Taco Cabana restaurants average approximately 3,500 square feet (exclusive of the exterior dining area) and provide seating for approximately 80 guests, with additional outside patio seating for approximately 50 guests. As of December 30, 2012, substantially all of our company-owned Taco Cabana restaurants were freestanding buildings.

Taco Cabana pioneered the Mexican patio cafe concept with its first restaurant in San Antonio, Texas in 1978. As of December 30, 2012, we owned and operated 160 Taco Cabana restaurants, of which 156 are located in Texas and four in Oklahoma and we also had eight franchised restaurants. We have opened two company-owned Taco Cabana restaurants in 2013 as of the date of this prospectus supplement. A majority of our Taco Cabana restaurants are open 24 hours a day, generating guest traffic and restaurant sales balanced across multiple day-parts, with dinner sales representing the largest day-part at 26.3% for the fiscal year ended December 30, 2012. For the fiscal year ended December 30, 2012, the average sales transaction at our company-owned Taco Cabana restaurants was $8.36. For the fiscal year ended December 30, 2012, our Taco Cabana brand generated total revenues of $280.4 million, Adjusted Segment EBITDA of $25.6 million and Restaurant-Level Adjusted Segment EBITDA of $46.6 million, including pre-opening expenses of $0.6 million.

In 2010 we began initiatives to enhance the Taco Cabana concept in certain existing markets with the goal of providing guests with an elevated fast-casual experience and to better position the brand for sustainable growth both within and outside our existing markets. In addition to remodeling the restaurant, service enhancements included our guests ordering at the counter and having their food brought to the table, hand held menus, Wi-Fi as well as new menu items. As of December 30, 2012, we had upgraded a total of 79 Taco Cabana restaurants. As a continuation of our brand positioning efforts, we plan to bring these brand elevating enhancements to the remaining Taco Cabana restaurants in 2014. The cost of these enhancements has been, and is expected to be, approximately $50,000 to $250,000 per restaurant.

We believe the success of our Pollo Tropical and Taco Cabana brands is a result of the following key attributes:

■	A variety of made-from-scratch signature dishes with differentiated Caribbean and Mexican flavor profiles designed to appeal to consumers’ desire for freshly-prepared food and healthful menu options;

■	Balanced sales by day-part with the dinner day-part representing the largest sales day-part, providing a higher average check than our other day-parts;

■	Broad appeal that attracts consumers that desire differentiated and ethnic flavor profiles and customized and varied quality product offerings at competitive prices in an appealing atmosphere;

■	Healthful dining options which include grilled entrée choices and freshly-made menu items;

■	Operating primarily company-owned restaurants which gives us the ability to control the consistency and quality of the guest experience and the strategic growth of our restaurant operations;

■

Significant brand recognition due to high market penetration of company-owned restaurants in our core markets, which provides operating, marketing and distribution efficiencies, convenience for our guests and the ability to effectively manage and enhance brand awareness;

■	Established infrastructure to manage operations and develop and introduce new menu offerings, positioning us to build guest frequency and broaden our customer base;

■	Ability to capitalize on the continuing trend towards the fast-casual segment, home meal replacement and the increasing popularity and acceptance of Hispanic food; and

■	A strong and well defined corporate culture at all levels based on a commitment to provide high quality food and service at a great value.

The Restaurant Industry

According to Technomic, in 2011 total restaurant industry revenues in the United States were $370.2 billion, which represents an increase of 2.5% over the prior year. The historical growth of sales in the U.S. restaurant industry may not be indicative of future growth, and there can be no assurance that sales in the U.S. restaurant industry will grow in the future. In 2011, 48.7% of food dollars were spent on food away from home, and demand for out-of-home dining continues to outpace at-home dining, according to the U.S. Department of Agriculture.

We operate in the fast-casual restaurant segment in which the convenience and value of quick-service restaurants with the variety, food quality, decor and atmosphere more typical of casual dining restaurants. We believe that the fast-casual restaurant segment is one of the fastest growing segments of the restaurant industry. According to Technomic, 2011 sales growth as compared to 2010 for fast-casual chains in the Technomic Top 500 restaurant chains was 8.6% as compared to 3.5% for the overall Top 500 restaurant chains.

Restaurant Operating Data

Selected restaurant operating data for our two restaurant concepts is as follows:

	YEAR ENDED
	JANUARY 2, 2011	JANUARY 1, 2012	DECEMBER 30, 2012
Pollo Tropical:
Average annual sales per restaurant (in thousands) (1)	$2,056	$2,287	$2,538
Average sales transaction	$9.38	$9.56	$9.68
Drive-through sales as a percentage of total sales	44.4%	44.8%	45.0%
Day-part sales percentages:
Lunch	46.5%	46.5%	46.6%
Dinner and late night	53.4%	53.5%	53.4%
Taco Cabana:
Average annual sales per restaurant (in thousands)	$1,616	$1,690	$1,768
Average sales transaction	$7.80	$8.14	$8.36
Drive-through sales as a percentage of total sales	51.9%	52.0%	52.6%
Day-part sales percentages:
Breakfast	17.4%	17.5%	18.1%
Lunch	23.3%	22.9%	22.7%
Dinner	25.8%	26.0%	26.3%
Late night (9pm to midnight)	13.0%	13.1%	12.8%
Afternoon (2pm to 5pm)	12.0%	12.1%	12.2%
Overnight (midnight to 6am)	8.7%	8.4%	7.9%

(1)

Average annual sales for company-owned or operated restaurants are derived by dividing restaurant sales for such year for the applicable segment by the average number of restaurants for the applicable segment for such year.

Restaurant Site Selection and Capital Costs

We believe that the location of our restaurants is a critical component of each restaurant’s success. We evaluate potential new sites on many critical criteria including accessibility, visibility, costs, surrounding traffic patterns, competition and demographic characteristics. Our senior management determines the acceptability of all new sites, based upon analyses prepared by our real estate, financial and operations professionals as well as a third party vendor that employs proprietary location research technology and performs site evaluations on our behalf. Historically, this process has resulted in either acquisition of the land or entering into a long-term lease for the land, in either case followed by construction of the building using cash generated from our operations or with borrowings under our senior credit facility. If we acquire the land, we will typically seek to include the land and building in a sale and leaseback arrangement as a form of financing in order to reinvest the proceeds in additional restaurants.

The following table includes the historical initial interior cost (including equipment, seating, signage and other interior costs) of a typical new free-standing restaurant, as well as the historical exterior cost (including building and site improvements) if constructed and land if acquired.

	POLLO TROPICAL	TACO CABANA

Interior costs and signage	$600,000 to $650,000	$500,000 to $550,000

Exterior costs	$1.2 million to $1.4 million	$1.0 million to $1.2 million

Land	$1.0 million to $1.3 million	$850,000 to $1.3 million

The cost of securing real estate and building and equipping new restaurants can vary significantly and depends on a number of factors, including the local economic conditions and the characteristics of a particular site. In addition, we are currently considering ways to lower the costs associated with constructing new restaurants. Accordingly, the cost of opening new restaurants in the future may differ substantially from the historical cost of restaurants previously opened.

Seasonality

Our business is moderately seasonal due to regional weather conditions. Sales from our Pollo Tropical restaurants (primarily located in south and central Florida) are generally higher during the winter months than during the summer months. Sales from our Taco Cabana restaurants (located in Texas and Oklahoma) are generally higher during the summer months than during the winter months. Accordingly, we believe this seasonal impact is not material to our business as a whole because of the offsetting seasonality of our concepts.

Restaurant Locations

As of December 30, 2012, we owned and operated 91 Pollo Tropical restaurants, of which 89 were located in Florida and two were located in Georgia. We have opened an additional two company-owned Pollo Tropical restaurants during the first quarter of 2013 as of the date of this prospectus supplement, including our first company-owned Pollo Tropical restaurant in Tennessee, located in the Nashville market. In addition we franchised 35 Pollo Tropical restaurants as of December 30, 2012, comprised of 20 in Puerto Rico; three in Venezuela; two each in Costa Rica, Ecuador and Honduras; one each in the Bahamas, Panama and Trinidad & Tobago; and three on college campuses in Florida. We have opened one franchised Pollo Tropical restaurant in 2013 as of the date of this prospectus supplement.

As of December 30, 2012, we owned and operated 160 Taco Cabana restaurants, of which 156 were located in Texas and four were located in Oklahoma. We have opened an additional two company-owned Taco Cabana restaurants during the first quarter of 2013 as of the date of this prospectus supplement. In addition, we franchised eight Taco Cabana restaurants as of December 30, 2012, including three in Texas, four in New Mexico, and one in Georgia.

Operations

Management Structure

We conduct substantially all of our marketing and operations support functions from our Pollo Tropical division headquarters in Miami, Florida, and our Taco Cabana division headquarters in San Antonio, Texas. The management structure for Pollo Tropical consists of a Chief Operating Officer, who has over 25 years of experience in the restaurant industry, and a Vice President of Operations supported by Regional Directors, a Senior District Manager and 13 District Managers. The management structure of Taco Cabana consists of a Chief Operating Officer, who has over 20 years of restaurant industry experience, and a Vice President of Operations supported by a Regional Vice President of Operations, three Senior District Managers and 23 District Managers. The two Chief Operating Officers report to our Chief Executive Officer and President, and are supported by a number of divisional executives with responsibility for operations, marketing, product development, purchasing, real estate and finance. For each of our brands, a district manager is responsible for the direct oversight of the day-to-day operations of an average of approximately seven restaurants. Typically, district managers have previously served as restaurant managers at one of our restaurants. Regional directors, district managers and restaurant managers are compensated with a fixed salary plus an incentive bonus based upon the performance of the restaurants under their supervision. Typically, our restaurants are staffed with hourly employees who are typically supervised by a salaried manager and two or three salaried assistant managers.

Our executive management functions are primarily conducted from our corporate headquarters in Addison, Texas. Our management team is led by Timothy P. Taft, who serves as our Chief Executive Officer and President. Lynn Schweinfurth, who was hired in July 2012, serves as our Chief Financial Officer and Joseph A. Zirkman serves as the Vice President, General Counsel and Secretary. In addition, John Todd, who joined us in April 2012, is our Chief Development Officer, Jeffery Kent is our Chief Information Officer, and Nancy Clark, who joined us in February 2013, is our Chief People Officer. As we build-out the Fiesta corporate team, a significant portion of our corporate support functions continue to be conducted by Carrols from their corporate support center in Syracuse, New York pursuant to the TSA which we entered into with Carrols Restaurant Group and Carrols in connection with the Spin-off. Under the TSA, Carrols agreed to provide certain support services, including accounting, tax accounting, treasury management, internal audit, financial reporting and analysis, human resources and employee benefits management, information systems, restaurant systems support, legal, property management and insurance and risk management services to us. The charge for these transition services is intended to allow Carrols to recover its direct and indirect costs incurred in providing these services. The TSA became effective upon consummation of the Spin-off and will continue for a period of up to three years with the ability to extend the term of the TSA by one additional year upon 90 days prior written notice. We may terminate the TSA with respect to any service provided at any time upon 90 days prior written notice. We currently are targeting to substantially complete our transition from Carrols by the end of 2013.

Training

We maintain a comprehensive training and development program for all of our personnel and provide both classroom and in-restaurant training for our salaried and hourly personnel. The program emphasizes system-wide operating procedures, food preparation methods and guest service standards for each of the concepts.

Management Information Systems

Currently, a substantial portion of our corporate management and restaurant-level information systems and related support are provided to us by Carrols pursuant to the TSA to ensure an orderly transition following the Spin-off by providing us with sufficient time to develop our own management information system infrastructure.

Our management information systems provide us the ability to efficiently and effectively manage our restaurants and to ensure consistent application of operating controls at our restaurants.

In both our Taco Cabana and Pollo Tropical restaurants, we use touch-screen point-of-sale (POS) systems which are designed to facilitate accuracy and speed of order taking, to be user-friendly, to require limited cashier training and to improve speed-of-service through the use of conversational order-taking techniques. The POS systems are integrated with PC-based applications at the restaurant that are designed to facilitate financial and management control of our restaurant operations.

These restaurant systems provide daily tracking and reporting of traffic counts, menu item sales, labor and food data including costs, and other key operating information for each restaurant. These systems also provide the ability to:

■	monitor labor utilization and sales trends on a real-time basis at each restaurant, enabling the restaurant manager to effectively manage our established labor standards on a timely basis;

■	reduce inventory shrinkage using restaurant-level inventory management and centralized standard costing systems;

■	analyze sales and product mix data to help restaurant managers forecast production levels;

■	monitor day-part drive-thru speed of service at each of the restaurants;

■	systematically communicate human resource and payroll data for efficient centralized management of labor costs and payroll processing;

■	employ centralized control over price, menu and inventory management activities at the restaurant utilizing the remote management capabilities of our systems;

■

take advantage of electronic commerce including the ability to place orders with suppliers and to integrate detailed invoice, receiving and product data with our inventory and Carrols’ accounting systems; and

■	provide analyses, reporting and tools to enable all levels of management to review a wide-range of financial, product mix and operational data.

Critical information from such systems is available in near real-time to our restaurant managers, who are expected to react quickly to trends or situations in their restaurant. Our district managers also receive near real-time information from all restaurants under their control and have access to key operating data on a remote basis. Management personnel at all levels, from the restaurant manager through senior management, utilize key restaurant performance indicators to manage our business.

Franchise Operations

As of December 30, 2012, we had nine franchisees operating a total of 35 Pollo Tropical restaurants, 20 of which were located in Puerto Rico; three in Venezuela; two each in Costa Rica, Ecuador and Honduras; one each in the Bahamas, Panama and Trinidad & Tobago; and three on college campuses in Florida. We have opened one franchised Pollo Tropical restaurant in 2013 as of the date of this prospectus supplement. As of December 30, 2012, we had three franchisees operating a total of eight Taco Cabana restaurants.

We have also entered into development agreements for the development of a minimum of five franchised restaurants in Guatemala, four restaurants in Aruba, Curacao, Bonaire and Trinidad & Tobago, and ten restaurants in India. Each of these agreements provides for the development of additional restaurants in these markets, provided such franchisees maintain compliance under their respective development agreements. We believe that there are significant opportunities to expand Pollo Tropical restaurants outside of the United States, and we are seeking to franchise or license the brand in additional foreign markets. Any such expansion would take the form of a franchising or licensing arrangement with one or more companies with relevant experience. Since restaurant development in foreign jurisdictions requires certain local knowledge and expertise that we do not necessarily possess, we utilize franchising to expand in international markets. This permits us to leverage the local knowledge and expertise of our franchisees. Franchising also provides a lower cost method of penetrating foreign markets as we do not commit significant amounts of our own capital, instead substantially all costs and thus risk of loss are born by the franchisee. In addition to certain minimum financial requirements, the considered criteria for our franchisees includes individuals or entities that have multi-restaurant hospitality industry experience and have demonstrated local commercial real estate development experience. We believe that there are a number of foreign markets with the requisite population, demographic and income characteristics to support this expansion, as well as consumers with a proclivity to eat foods similar to those offered by Pollo Tropical. We also believe that there are opportunities in the United States for licensing both the Pollo Tropical and Taco Cabana brands to concessionaires operating in non-traditional venues such as college campuses, airports and sports arenas.

Our development agreements generally provide for franchisees to commit to developing a specified number of restaurants within a certain geographic area within a specified time frame. The development agreements generally require franchisees to pay, upon signing of the development agreement, development fees and/or a portion of the franchise fees for each restaurant to be developed, with the balance of the fees due upon opening of each restaurant. Our current franchisees typically pay a royalty based on restaurant sales and are required to operate their restaurants under the terms of our franchise agreement which dictate compliance with certain methods, standards and specifications developed by us, including those related to menu items, recipes, food preparation, materials, supplies, services, fixtures, furnishings, decor and signage. The franchisees have discretion to determine the menu prices. In addition, all franchisees are required to purchase substantially all food, ingredients, supplies, equipment and materials from suppliers approved by us.

Advertising and Promotion

We believe Pollo Tropical and Taco Cabana are among the most highly recognized fast-casual restaurant brands in their respective markets of Florida and Texas. Pollo Tropical and Taco Cabana utilize an integrated, multi-level marketing approach that includes periodic chain-wide promotions, direct mail, in-store promotions, local store marketing, social media marketing and web-based and other strategies, including the use of radio and television advertising. Combination value meals are also utilized as well as limited-time offer menu item promotions. Pollo Tropical and Taco Cabana advertise in both English and Spanish language media. As a percentage of Pollo Tropical restaurant sales, Pollo Tropical’s advertising expenditures were 2.6% in 2012 and 2.8% in 2011 and 2010. As a percentage of Taco Cabana restaurant sales, Taco Cabana’s advertising expenditures were 4.0% in 2012 and 2011, and 4.1% in 2010.

Suppliers and Distributors

For our Pollo Tropical and Taco Cabana restaurants, we have negotiated directly with local and national suppliers for the purchase of food and beverage products and supplies to ensure consistent quality and freshness and to obtain competitive prices. Food and supplies for both brands are ordered from approved suppliers and are shipped via distributors to the restaurants. Both brands are responsible for monitoring quality control and supervision of these suppliers and conduct inspections to observe the preparation and quality of products purchased.

For both our Pollo Tropical and Taco Cabana restaurants, we have long-term service agreements with our primary distributors of food and paper products. We negotiate directly with local and national suppliers for the purchase of food and beverage products and supplies. Our restaurants’ food and supplies are ordered from approved suppliers and are shipped via distributors to the restaurants. For our Pollo Tropical restaurants, Performance Food Group, Inc. is our primary distributor of food and paper products under an agreement that expires on May 13, 2017, while Kelly Food Service is our primary distributor for chicken under an agreement that expires on December 31, 2017. We also currently rely on two suppliers for chicken for our Pollo Tropical restaurants under agreements that expire on December 31, 2013. For our Taco Cabana restaurants, SYGMA Network, Inc. is our primary distributor of food and beverage products and supplies under a distribution services agreement that expires on June 30, 2014.

Quality Assurance

At each of our two concepts, our operational focus is closely monitored to achieve a high level of guest satisfaction via speed of service, order accuracy and quality of service. Our senior management and restaurant management staffs are principally responsible for ensuring compliance with our operating policies. We have uniform operating standards and specifications relating to the quality, preparation and selection of menu items, maintenance and cleanliness of the restaurants and employee conduct. In order to maintain compliance with these operating standards and specifications, we distribute to our restaurant operations management team detailed reports measuring compliance with various guest service standards and objectives, including feedback obtained directly from our guests. The guest feedback is monitored by an independent agency and by us and consists of evaluations of speed of service, quality of service, quality of our menu items and other operational objectives including the cleanliness of our restaurants. We also have our own in-house guest service representatives that handle guest inquiries and complaints.

We operate in accordance with quality assurance and health standards mandated by federal, state and local governmental laws and regulations. These standards include food preparation rules regarding, among other things, minimum cooking times and temperatures, maximum time standards for holding prepared food, food handling guidelines and cleanliness. To maintain these standards, we conduct unscheduled inspections of our restaurants. In addition, restaurant managers conduct internal inspections for taste, quality, cleanliness and food safety on a regular basis.

Trademarks

We believe that our trade names and logos for our brands are important to our success. We have registered the principal Pollo Tropical and Taco Cabana logos and designs with the U.S. Patent and Trademark Office on the Principal Register as a service mark for our restaurant services. We also have secured or have applied for state and federal registrations of several other advertising or promotional marks, including variations of the Pollo Tropical and Taco Cabana principal marks. In connection with our current and potential international franchising activities, we have applied for or been granted registrations in foreign countries of the Pollo Tropical and Taco Cabana principal marks and several other marks. We intend to aggressively protect both Pollo Tropical and Taco Cabana trademarks by appropriate legal action whenever necessary. We also have secured or applied for registrations of the Pollo Tropical and Taco Cabana marks in numerous areas outside the U.S. where we are or intend to engage in franchising our brands. In certain foreign countries, we have been involved in trademark opposition proceedings to defend our rights to register certain trademarks. In that regard, we have discovered that an individual unaffiliated with us has registered, without our knowledge, authorization or consent, a trademark in Spain and the European Community for a name and logo virtually identical to the Pollo Tropical name and logo. We have initiated a cancellation action to declare such unauthorized trademark registration null and void. Although we believe we will be successful in the action, there can be no assurance in this regard.

Other than the Pollo Tropical and Taco Cabana trademarks and the logo and trademark of Fiesta Restaurant Group (including Internet domain names and addresses), we have no proprietary intellectual property.

Government Regulation

Various federal, state and local laws affect our business, including various health, sanitation, fire and safety standards. Restaurants to be constructed or remodeled are subject to state and local building code and zoning requirements. In connection with the development and remodeling of our restaurants, we may incur costs to meet certain federal, state and local regulations, including regulations promulgated under the Americans with Disabilities Act.

We are subject to the federal Fair Labor Standards Act and various other federal and state laws governing such matters as:

■	minimum wage requirements;

■	health care;

■	unemployment compensation;

■	overtime; and

■	other working conditions and citizenship requirements.

A significant number of our food service personnel are paid at rates related to the federal, and where applicable, state minimum wage and, accordingly, increases in the minimum wage have increased and in the future will increase wage rates at our restaurants.

We are assessing the various provisions of the comprehensive federal health care reform law enacted in 2010, including the impact on our business of this new law as it becomes effective. There are no assurances that a combination of labor management, cost management and menu price increases can accommodate all of the potential increased costs associated with these regulations.

We are also subject to various federal, state and local environmental laws, rules and regulations. We believe that we conduct our operations in substantial compliance with applicable environmental laws and regulations. Our costs for compliance with environmental laws or regulations have not had a material adverse effect on our results of operations, cash flows or financial condition in the past.

Taco Cabana and Pollo Tropical are subject to alcoholic beverage control regulations that require state, county or municipal licenses or permits to sell alcoholic beverages at each location where they sell alcoholic beverages. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Licensing entities, authorized with law enforcement authority, may issue violations and conduct audits and investigations of the restaurant’s records and procedures. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of our Taco Cabana restaurants and certain of our Pollo Tropical restaurants, including minimum age for consumption, certification requirements for employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. These regulations also prescribe certain required banking and accounting practices related to alcohol sales and purchasing.

Our Taco Cabana restaurants and certain of our Pollo Tropical restaurants are subject to state “dram-shop” laws. Dram-shop laws provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated or minor patron. We have specific insurance that covers claims arising under dram-shop laws. However, we cannot assure you that this insurance will be adequate to cover any claims that may be instituted against us.

With respect to the franchising of Pollo Tropical and Taco Cabana restaurants, we are subject to franchise and related regulations in the U.S. and certain foreign jurisdictions where we offer and sell franchises. These regulations include obligations to provide disclosure about our two concepts, the franchise agreements and the franchise system as well as other organizational and financial information relating to our two concepts. The regulations also include obligations to register certain franchise documents in the U.S. and foreign jurisdictions, and obligations to disclose the substantive relationship between the parties to the agreements.

Competition

The restaurant industry is highly competitive with respect to price, service, location and food quality. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in supermarkets, grocery stores, cafeterias and other purveyors of moderately priced and quickly prepared foods.

We believe that:

■	product quality and taste;

■	brand recognition;

■	convenience of location;

■	speed of service;

■	menu variety;

■	price; and

■	ambiance

are the most important competitive factors in the fast-casual restaurant segment and that our two concepts effectively compete in that category.

Pollo Tropical’s competitors include national and regional chicken-based concepts, as well as quick-service hamburger restaurant chains and other types of quick-service and fast-casual restaurants.

Taco Cabana’s restaurants, although part of the fast-casual segment of the restaurant industry, compete with quick-service restaurants, including those in the quick-service Mexican segment, other fast-casual restaurants and traditional casual dining Mexican restaurants. We believe that Taco Cabana’s combination of freshly prepared food, distinctive ambiance and quality of service help to distinguish Taco Cabana restaurants from quick-service operators, while its price-value relationship enables it to compete favorably with more expensive casual dining Mexican restaurants.

Employees

As of December 30, 2012, we employed approximately 8,170 persons, of which approximately 130 were administrative personnel and approximately 8,040 were restaurant operations and other supervisory personnel. None of our employees are covered by collective bargaining agreements. We believe that overall relations with our employees are good.

Properties

As of December 30, 2012, we owned or leased the following operating restaurant properties:

	OWNED	LEASED (1)	TOTAL (2)
Restaurants:
Pollo Tropical	5	86	91
Taco Cabana	9	151	160

Total operating restaurants	14	237	251

(1)	Includes twelve restaurants located in in-line or storefront locations.
(2)

Excludes restaurants operated by our Pollo Tropical and Taco Cabana franchisees. In addition, as of December 30, 2012, we had five restaurants under development, five properties leased to third parties and seven properties available for sale or lease.

As of December 30, 2012, we leased 95% of our Pollo Tropical restaurants and 94% of our Taco Cabana restaurants. We typically enter into leases (including renewal options) ranging from 35 to 45 years. The average remaining term for all leases, including options, was approximately 35 years as of December 30, 2012. Generally, we have been able to renew leases, upon or prior to their expiration, at the prevailing market rates, although there can be no assurance that this will continue to occur.

Most leases require us to pay utility and water charges and real estate taxes. Certain leases also require contingent rentals based upon a percentage of gross sales of the particular restaurant that exceed specified minimums. In some of our mall locations, we are also required to pay certain other charges such as a pro-rata share of the mall’s common area maintenance costs, insurance and security costs.

In addition to the restaurant locations, we lease approximately 21,000 square feet at 14800 Landmark Boulevard, Suite 500, Addison, Texas which houses our executive offices and certain of our administrative functions. We also lease approximately 13,500 square feet at 7300 North Kendall Drive, 8th Floor, Miami, Florida, which houses most of our administrative operations for our Pollo Tropical restaurants. In addition, we lease approximately 17,700 square feet of office space at 8918 Tesoro Drive, Suite 200, San Antonio, Texas, which houses most of our administrative operations for our Taco Cabana restaurants.

Legal Proceedings

We are a party to various litigation matters incidental to the conduct of our business. We do not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations or financial condition.

SELLING STOCKHOLDERS

On May 7, 2012, the selling stockholders received an aggregate of 6,559,739 shares of common stock in connection with the Spin-off of Fiesta Restaurant Group by Carrols Restaurant Group.

Two members of our board of directors, Brian P. Friedman and Nicholas Daraviras, are affiliated with the selling stockholders. Mr. Friedman has been President of Jefferies Capital Partners and its predecessors since 1997, and is a director and executive officer of Jefferies Group LLC and the managing member of Jefferies Capital Partners LLC. Mr. Friedman may be deemed to beneficially own shares offered by the selling stockholders in this prospectus supplement. Additionally, Mr. Daraviras is an employee and Managing Director of an affiliate of the selling stockholders. Mr. Daraviras also serves as a member of the board of directors of Carrols Restaurant Group, our former indirect parent company prior to the Spin-off, and has served since July 2009. Mr. Friedman served as a member of the board of directors of Carrols Restaurant Group from July 2009 until May 7, 2012. Pursuant to a letter dated as of July 21, 2011, Mr. Friedman resigned as a member of the board of directors of Carrols Restaurant Group effective on the date of the consummation of the Spin-off. Except as provided herein, the selling stockholders have not had any material relationship with us or our affiliates within the past three years other than for the ownership of the shares of common stock.

The selling stockholders will pay all underwriting fees, discounts and commissions incurred with respect to this offering.

The table below, including the footnotes, lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock held by each of the selling stockholders based in part on information provided to us by the selling stockholders. The percentages of shares owned prior to and after the offering, including after the underwriters’ option to purchase additional shares from the selling stockholders in full, are based on 23,644,639 shares of our common stock issued and outstanding as of February 22, 2013. The number of shares beneficially owned prior to offering column indicates the number of shares of common stock beneficially owned by each selling shareholder as of February 22, 2013. We have determined beneficial ownership in accordance with SEC rules.

COMMON STOCK BENEFICIALLY OWNED						PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF SELLING STOCKHOLDER	PRIOR TO THE OFFERING	SHARES BEING OFFERED	SHARES SUBJECT TO OPTION TO PURCHASE ADDITIONAL SHARES	AFTER THE OFFERING	AFTER THE OFFERING (OPTION TO PURCHASE ADDITIONAL SHARES EXERCISED IN FULL) (1)	PRIOR TO THE OFFERING	AFTER THE OFFERING	AFTER THE OFFERING (OPTION TO PURCHASE ADDITIONAL SHARES EXERCISED IN FULL) (1)
Jefferies Capital Partners IV L.P. (2)	5,695,472	2,517,915	377,687	3,177,557	2,799,870	24.1%	13.4%	11.8%
Jefferies Employee Partners IV LLC (2)	655,985	290,005	43,501	365,980	322,479	2.8%	1.5%	1.4%
JCP Partners IV LLC (2)	208,282	92,080	13,812	116,202	102,390	0.9%	0.5%	0.4%

(1)	Assumes that the underwriters have exercised in full their over-allotment option to purchase up to a total of 435,000 shares of common stock from the selling stockholders.

(2)

Jefferies Capital Partners IV LP, or “JCP IV”, is the record owner of 5,695,472 shares, Jefferies Employee Partners IV LLC, or “JEP”, is the record owner of 655,985 shares and JCP Partners IV LLC is the record owner of 208,282 shares. The shares held by the selling stockholders may be deemed to be beneficially owned by JCP IV LLC, which we refer to as the “General Partner”, the general partner of JCP IV and the managing member of each of JEP and JCP. The shares held by the General Partner may be deemed to be beneficially owned by Jefferies Capital Partners LLC, which we refer to as the “Manager”, the managing member of the General Partner. Brian P. Friedman and James L. Luikart, are each managing members of the Manager and in such capacity may each be deemed to be beneficial owner of the shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder that purchases shares of our common stock in this offering. This summary applies only to a non-U.S. holder that holds our common stock as a capital asset, within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). For purposes of this summary, a “non-U.S. holder” means any beneficial owner of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

■	an individual who is a citizen or resident of the United States;

■	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

■	an estate whose income is subject to U.S. federal income tax regardless of its source; or

■

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a beneficial owner of our common stock that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership considering an investment in our common stock, then you should consult your own tax advisors.

This summary is based on the Code, the Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the U.S. Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this document. Changes in such authority or new interpretations thereof may have retroactive effect and could significantly affect the U.S. federal income tax considerations discussed below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status (including alternative minimum tax consequences), nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as financial institutions, individual retirement and other tax-deferred accounts, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, insurance companies, broker dealers, dealers or traders in securities or currencies, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, non-U.S. trusts and estates that have U.S. beneficiaries and former citizens or residents of the U.S. This summary also does not discuss common stock held as part of a hedge, straddle or synthetic security or conversion or other integrated transaction.

This discussion does not address any consequences under any U.S. federal tax laws other than U.S. federal income tax laws (such as the U.S. federal estate and gift tax laws or the Medicare tax on certain investment income) or the tax laws of any state, local or any non-U.S. jurisdiction.

The following is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of our common stock should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable tax treaty.

Distributions

Any distribution of cash or property (other than certain stock distributions) with respect to our common stock (and certain redemptions that are treated as distributions with respect to our common stock) will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any dividends that are not effectively connected with the applicable non-U.S. holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business by the applicable non-U.S. holder within the United States are generally not subject to withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the same graduated rates applicable to U.S. persons. A non-U.S. holder with effectively connected dividend income may also be subject to a branch profits tax (at a rate of 30% (or a lower applicable treaty rate)) on its effectively connected earnings and profits (subject to adjustments). Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI (or other applicable IRS Form W-8), must be satisfied for effectively connected income to be exempt from withholding tax.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of common stock that is taxed to you as described below under the heading “Sale, Exchange or Other Taxable Disposition of Common Stock.” Your adjusted tax basis in a share is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding tax, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships). If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange or other taxable disposition of our common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above), unless:

■	the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

■	you are an individual present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

■

we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met. Generally, we will be a “U.S. real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we are not currently, and we do not currently anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are a non-U.S. holder described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. corporation may be subject to branch profits tax on any effectively connected earnings and profits (subject to adjustments) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax (or lower applicable treaty rate) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses. Even if we are or become a U.S. real property holding corporation, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain in respect of our common stock as long as our common stock continues to be traded on an established securities market, unless such non-U.S. holder actually or constructively owned at least 5% of our common stock at some time during the specified testing period.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Legislation enacted in March 2010 generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as a beneficial owner or as an intermediary), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders, that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution (as a beneficial owner or as an intermediary) unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Recently finalized Treasury Regulations delayed the implementation of withholding (i) on dividend income until January 1, 2014 and (ii) on gross proceeds from the disposition of stock until January 1, 2017. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

■

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

■

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a “U.S.-related person,” information reporting and backup withholding generally will not apply.

■

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions set forth in the underwriting agreement, dated March 21, 2013, among us, the selling stockholders and Jefferies LLC, as representative of the underwriters named below, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF FIRM SHARES TO BE PURCHASED

Jefferies LLC	1,363,000

Piper Jaffray & Co.	623,500

Raymond James & Associates, Inc.	623,500

Stephens Inc.	290,000

Total	2,900,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.582 per share of common stock. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement.

The following table shows the public offering price, the underwriting discounts and commissions the selling stockholders are to pay the underwriters and the proceeds, before expenses, the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$24.25	$24.25	$70,325,000	$80,873,750
Underwriting discounts and commissions paid by the selling stockholders	$0.97	$0.97	$2,813,000	$3,234,950
Proceeds to the selling stockholders, before expenses	$23.28	$23.28	$67,512,000	$77,638,800

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above (which will be paid by the selling stockholders), will be approximately $460,000. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $15,000 as set forth in the Underwriting Agreement.

Listing

Our common stock is listed for trading on The NASDAQ Global Select Market under the trading symbol “FRGI”.

Option to Purchase Additional Shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 435,000 shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus supplement.

No Sales of Similar Securities

We, our officers, directors and the selling stockholders have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

■

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus supplement.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus supplement, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Conflicts of Interest

Affiliates of Jefferies LLC own in excess of 10% of our issued and outstanding common stock and, as selling stockholders in this offering, will receive in excess of 5% of the net proceeds of this offering. Because Jefferies LLC is an underwriter on this offering, Jefferies LLC is deemed to have a “conflict of interest” under both Rule 5121(f)(5)(B) and (C) (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in FINRA Rule 5121, exists for our common stock. In accordance with FINRA Rule 5121, Jefferies LLC will not confirm sales of the common stock to any account over which it exercises discretionary authority without the prior written consent of the account holder.

Other Activities and Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

United Kingdom / European Economic Area

The shares of common stock offered hereby may only be offered to persons in the United Kingdom who: (a) are qualified investors as defined in section 86(7) of the Financial Services and Markets Act 2000 (‘‘FSMA’’), being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of Directive 2003/71/EC; and (b) are either persons who fall within article 19(1) of the FSMA (Financial Promotion) Order 2005, as amended (‘‘FPO’’), or article 49(2)(a) to (d) (‘‘high net worth companies, unincorporated associations, etc.’’) of the FPO or to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

■	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

■

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus supplement certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus supplement. We incorporate by reference the documents listed below that we have previously filed with the SEC, except that information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or any other filing where we indicate that such information is being furnished and not “filed” under the Exchange Act, is not deemed to be filed and not incorporated by reference herein:

■	our Annual Report on Form 10-K for the fiscal year ended December 30, 2012, filed on March 1, 2013; and

■

our Registration Statement on Form 10 (File No. 001-35373) for a description of our common stock contained therein and any further amendment or report filed hereafter for the purpose of updating such description.

We also incorporate by reference into this prospectus supplement additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus supplement is deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

This prospectus supplement may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus supplement.

You may request a copy of these filings, at no cost to you, by telephoning us at (972) 702-9300 or by writing us at the following address:

Fiesta Restaurant Group, Inc.

14800 Landmark Boulevard, Suite 500

Addison, Texas 75254

Attn: Investor Relations

You may also access the documents incorporated by reference in this prospectus supplement through our website at www.frgi.com. The reference to our website is an inactive textual reference only and, except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus supplement or the registration statement of which it forms a part.

LEGAL MATTERS

Akerman Senterfitt LLP, New York, New York, will pass upon the validity of the shares of our common stock to be offered by this prospectus supplement. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham  & Watkins LLP.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated by reference in this prospectus supplement from Fiesta Restaurant Group, Inc. and subsidiaries (the “Company”) Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and includes an explanatory paragraph indicating that prior to the separation of the Company from Carrols Corporation, the consolidated financial statements and financial statement schedule were prepared on a stand-alone basis from the separate records maintained by Carrols Corporation and may not necessarily be indicative of the results of operations or cash flows that would have resulted had allocation and other related-party transactions been consummated with unrelated parties or had the Company been an independent, publicly traded company during all of the periods presented). Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus supplement and the accompanying prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the common stock offered by this prospectus supplement, we refer you to the registration statement and the exhibits filed as part of the registration statement. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

We file annual, quarterly and current reports and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at the address stated above. The public may obtain information on the operation of the Public Reference Room by calling the SEC at the number stated above or inspect them without charge at the SEC website. We make available through our internet website (www.frgi.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing such material with the SEC. The reference to our website address is a textual reference only, meaning that it does not constitute incorporation by reference of the information contained on the website and should not be considered part of this prospectus supplement.

PROSPECTUS

6,559,739 Shares

FIESTA RESTAURANT GROUP, INC.

Common Stock

This prospectus relates to the disposition from time to time of up to 6,559,739 shares of our common stock, which are held by the selling stockholders named in this prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders identified in this prospectus may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 7. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein. We will bear all costs, expenses and fees in connection with the registration of the shares.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “FRGI.” On November 20, 2012, the last reported sale price of our common stock on The NASDAQ Global Select Market was $14.99 per share.

An investment in our common stock involves a high degree of risk. See “Risk Factors” on page 4 of this prospectus and under any similar headings in any filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated November 21, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC”, using the “shelf” registration process. Under this process, the selling stockholders may from time to time, in one or more offerings, sell the common stock described in this prospectus.

This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus and any related prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. No one is making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any prospectus supplement is accurate only as of the date on the front of this prospectus or the prospectus supplement, as applicable, and that any information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date given in the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We urge you to read carefully this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Information Incorporated by Reference,” before deciding whether to invest in any of the common stock being offered.

Throughout this prospectus, we refer to Fiesta Restaurant Group, Inc. as “Fiesta Restaurant Group” and, together with its consolidated subsidiaries, as “we,” “our” and “us” unless otherwise indicated or the context otherwise requires. Any reference to “Carrols Restaurant Group” refers to Carrols Restaurant Group, Inc., a Delaware corporation and formerly our indirect parent company prior to our spin-off from Carrols Restaurant Group which occurred on May 7, 2012, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Any reference to “Carrols” refers to Carrols Corporation, a Delaware corporation and formerly our direct parent company prior to the spin-off, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Any reference to “Carrols LLC” refers to Carrols’ direct subsidiary, Carrols LLC, a Delaware limited liability company, unless otherwise indicated or the context otherwise requires.

References to “selling stockholders” refers to the stockholders listed herein under the heading “Selling Stockholders” on page 5 who may sell shares from time to time as described in this prospectus and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, or other non-sale related transfer.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” any prospectus supplement and the documents that we incorporate by reference into this prospectus, before making an investment decision.

About Fiesta Restaurant Group, Inc.

Overview

We own, operate and franchise two fast-casual restaurant brands, Pollo Tropical® and Taco Cabana®. Our Pollo Tropical restaurants offer a wide selection of tropical and Caribbean inspired food, while our Taco Cabana restaurants offer a wide selection of fresh Tex-Mex and traditional Mexican food. Our brands are differentiated and positioned within the value oriented fast-casual restaurant segment, which combines the convenience of quick-service restaurants with the menu variety, use of fresh ingredients, food quality, decor and service more typical of casual dining restaurants.

On May 7, 2012, each holder of record on April 26, 2012 of Carrols Restaurant Group common stock received one share of our common stock for every one share of Carrols Restaurant Group common stock held, which we refer to as the “spin-off.”

Until the completion of the spin-off on May 7, 2012, we were an indirect wholly-owned subsidiary of Carrols Restaurant Group. Carrols Restaurant Group, through its wholly-owned subsidiaries Carrols and Carrols LLC, is the largest Burger King® franchisee, based on number of restaurants. The common stock of Carrols Restaurant Group is listed on The NASDAQ Global Market under the symbol “TAST.” We have been an independent publicly traded company since the completion of the spin-off on May 7, 2012, and our common stock is listed on The NASDAQ Global Select Market under the symbol “FRGI.” Carrols Restaurant Group does not hold any direct or indirect ownership interest in us.

Corporate Information

Fiesta Restaurant Group is a Delaware corporation, incorporated in April 2011. Fiesta Restaurant Group was formed, in contemplation of the spin-off and certain financing transactions consummated prior to the spin-off, to hold the subsidiaries engaged in the Pollo Tropical and Taco Cabana businesses. Prior to the completion of the spin-off on May 7, 2012, we were an indirect wholly-owned subsidiary of Carrols Restaurant Group, a Delaware corporation, incorporated in 1986 and also formerly a wholly-owned subsidiary of Carrols, a Delaware corporation. We are currently an independent publicly traded company and Carrols Restaurant Group does not hold any direct or indirect ownership interest in us. We are a holding company and all of our operations are conducted through our subsidiaries Pollo Operations, Inc., Pollo Franchise, Inc. and Taco Cabana, Inc. and its subsidiaries. Our principal executive offices are located at 14800 Landmark Boulevard, Suite 500, Dallas, Texas 75254 and our telephone number at that address is (972) 702-9300. Our corporate website address is www.frgi.com. Such website address is a textual reference only, meaning that the information contained on our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

The Offering

Common stock to be offered by the selling stockholders	6,559,739 shares

Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” on page 4 of this prospectus.

NASDAQ Global Select Market Symbol	FRGI

We are filing this registration statement and prospectus with the SEC pursuant to a registration rights agreement we have entered into with the selling stockholders. See “—Registration Rights Agreement.”

The selling stockholders named in this prospectus may offer and sell up to 6,559,739 shares of our common stock from time to time. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares of common stock that were acquired by the selling stockholders in the private transactions described below.

Acquisition of Shares by Selling Stockholders

On July 2, 2009, the selling stockholders acquired an aggregate of 6,559,739 shares of Carrols Restaurant Group common stock from funds managed by affiliates of Madison Dearborn Partners, LLC, and BIB Holdings (Bermuda) Ltd., a wholly-owned subsidiary of Bahrain International Bank (E.C.) pursuant to agreements dated as of June 16, 2009. In connection with the spin-off, on May 7, 2012, each holder of record on April 26, 2012 of Carrols Restaurant Group common stock, including the selling stockholders, received one share of our common stock for every one share of Carrols Restaurant Group common stock held. Consequently, the selling shareholders received an aggregate of 6,559,739 shares of our common stock on May 7, 2012 of which 6,559,739 shares of our common stock are being offered pursuant to this prospectus.

Registration Rights Agreement

We are registering an aggregate of 6,559,739 shares of our common stock on behalf of the selling stockholders pursuant to the terms of a Registration Rights Agreement, dated as of May 7, 2012, between us and the selling stockholders, which we refer to as the “registration rights agreement.” The terms of the registration rights agreement are substantially similar in all material respects to the registration rights agreement in effect between Carrols Restaurant Group and the selling stockholders with respect to the shares of Carrols Restaurant Group common stock held by the selling stockholders. The registration rights agreement provides that the selling stockholders and their affiliates may make up to five (5) demands to register our common stock held by them under the Securities Act of 1933, as amended, or the “Securities Act,” including a request for registration of their shares of our common stock on Form S-3 or any similar form. The registration rights agreement also provides that whenever we register shares of our common stock under the Securities Act (other than on a Form S-4 or Form S-8), then the selling stockholders and its affiliates will have the right to register their shares of our common stock as part of that registration. The registration rights under the registration rights agreement are subject to the rights of the managing underwriters, if any, to reduce or exclude certain shares owned by the selling stockholders and their affiliates from an underwritten registration. Except as otherwise provided in the registration rights agreement, the registration rights agreement requires us to pay for all costs and expenses, other than underwriting discounts, commissions and underwriters’ counsel fees, incurred in connection with the registration of the common stock and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. A copy of the registration rights agreement was filed with the SEC and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should consider carefully the specific risk factors discussed in the sections entitled “Risk Factors” contained in our Registration Statement on Form 10 (File No. 001-35373) and our most recent Quarterly Report on Form 10-Q, as filed with the SEC, which are incorporated herein by reference in their entirety, as well as any amendment or updates to our risk factors reflected in subsequent filings with the SEC. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any additional risks and uncertainties actually occur, our business, financial condition, results of operations and cash flow could be materially and adversely affected and you might lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus and the registration statement of which it forms a part contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” “Forward-looking statements” are any statements that are not based on historical information. Statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position and results of operations, business strategy, budgets, projected costs and plans and objectives of management for future operations, are “forward-looking statements.” Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” or “continue” or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or “cautionary statements,” include, but are not limited to:

•	The effect of the spin-off;

•	The potential tax liability associated with the spin-off;

•	Increases in food and other commodity costs;

•	Competitive conditions;

•	Regulatory factors;

•	Environmental conditions and regulations;

•	General economic conditions, particularly in the retail sector;

•	Weather conditions;

•	Fuel prices;

•	Significant disruptions in service or supply by any of our suppliers or distributors;

•	Changes in consumer perception of dietary health and food safety;

•	Labor and employment benefit costs;

•	The outcome of pending or future legal claims or proceedings;

•	Our ability to manage our growth and successfully implement our business strategy;

•	Risks associated with the expansion of our business;

•	Our ability to integrate any businesses we acquire;

•	Our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors;

•	The availability and terms of necessary or desirable financing or refinancing and other related risks and uncertainties;

•	The risk of an act of terrorism or escalation of any insurrection or armed conflict involving the United States or any other national or international calamity;

•

Factors that affect the restaurant industry generally, including recalls if products become adulterated or misbranded, liability if our products cause injury, ingredient disclosure and labeling laws and regulations, reports of cases of food borne illnesses such as “mad cow” disease and avian flu, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as negative publicity regarding food quality, illness, injury or other health concerns; and

•	Other factors set forth under “Risk Factors,” in our Registration Statement on Form 10 (File No. 001-35373), our most recent Quarterly Report on Form 10-Q and in our future filings made with the SEC.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this prospectus which reflect management’s opinions only as of their respective dates. Except as required by law, we undertake no obligation to revise or publicly release the results of any revisions to any forward-looking statements. You are advised, however, to consult any additional disclosures we have made or will make in our reports to the SEC in our Registration Statement on Form 10 (File No. 001-35373) and on Forms 10-K, 10-Q and 8-K. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part pursuant to our contractual obligations to the selling stockholders under the registration rights agreement. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus.

The selling stockholders will pay any underwriting discounts and commissions incurred by any selling stockholder in disposing of shares covered by this prospectus. We will bear all other costs, expenses and fees in connection with the registration of the shares of common stock covered by this prospectus.

SELLING STOCKHOLDERS

On May 7, 2012, the selling stockholders received an aggregate of 6,559,739 shares of common stock in connection with the spin-off of Fiesta Restaurant Group by Carrols Restaurant Group. For more information, see “Prospectus Summary—Acquisition of Shares by Selling Stockholders” above. We have prepared, on behalf of the selling stockholders, a registration statement on Form S-3, of which this prospectus forms a part, to register with the SEC the offer and sale of the shares of common stock to be sold hereby from time to time. This prospectus relates to the possible resale from time to time by the selling stockholders of any or all of the 6,559,739 shares our common stock held by them.

Two members of our board of directors, Brian P. Friedman and Nicholas Daraviras, are affiliated with the selling stockholders. Mr. Friedman has been President of Jefferies Capital Partners and its predecessors since 1997, and is a director and executive officer of Jefferies Group, Inc. and the managing member of Jefferies Capital Partners

IV LLC. Mr. Friedman may be deemed to beneficially own shares offered by the selling stockholders in this prospectus. Additionally, Mr. Daraviras is an employee and Managing Director of an affiliate of the selling stockholders. Mr. Daraviras also serves as a member of the board of directors of Carrols Restaurant Group, our former indirect parent company prior to the spin-off, and has served since July 2009. Mr. Friedman served as a member of the board of directors of Carrols Restaurant Group from July 2009 until May 7, 2012. Pursuant to a letter dated as of July 21, 2011, Mr. Friedman resigned as a member of the board of directors of Carrols Restaurant Group effective on the date of the consummation of the spin-off. Except as provided above, the selling stockholders have not had any material relationship with us or our affiliates within the past three years other than for the ownership of the shares of common stock.

The table below, including the footnotes, lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock held by each of the selling stockholders based in part on information provided to us by the selling stockholders. The percentages of shares owned prior to and after the offering are based on 23,517,098 shares of our common stock issued and outstanding as of November 2, 2012. The number of shares beneficially owned prior to offering column indicates the number of shares of common stock beneficially owned by each selling shareholder as of November 2, 2012. We have determined beneficial ownership in accordance with SEC rules.

The number of shares being offered column indicates the total number of shares of our common stock that each selling stockholder may offer under this prospectus.

The shares beneficially owned after offering column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares, if any, that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long any of the selling stockholders will hold the shares before selling them. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered (1)	Shares Beneficially Owned After Offering
Name of Selling Stockholders	Number	Percent		Number	Percent
Jefferies Capital Partners IV LP (2)	5,695,472	24.2%	5,695,472	—	—
Jefferies Employee Partners IV LLC (2)	655,985	2.8%	655,985	—	—
JCP Partners IV LLC (2)	208,282	*	208,282	—	—

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	We do not know when or in what amounts a selling stockholder may offer for sale shares of common stock covered by this prospectus. The selling stockholders may not sell any or all of such shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock covered by this prospectus pursuant to this offering and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of such shares, we cannot estimate the number of such shares that will be held by the selling stockholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the shares of common stock covered by this prospectus will be held by the selling stockholders.
(2)

Jefferies Capital Partners IV LP, or “JCP IV”, is the record owner of 5,695,472 shares, Jefferies Employee Partners IV LLC, or “JEP”, is the record owner of 655,985 shares and JCP Partners IV LLC is the record owner of 208,282 shares. The shares held by the selling stockholders may be deemed to be beneficially owned by JCP IV LLC, which we refer to as the “General Partner”, the general partner of JCP IV and the managing member of each of JEP and JCP. The shares held by the General Partner may be deemed to be beneficially owned by Jefferies Capital Partners IV LLC, which we refer to as the “Manager”, the managing member of the General Partner. Brian P. Friedman and James L. Luikart, are each managing members of the Manager and in such capacity may each be deemed to be beneficial owner of the shares.

PLAN OF DISTRIBUTION

The selling stockholders and any of their donees, pledgees, transferees or other successors-in-interest may, from time to time after the date of this prospectus, sell, transfer or otherwise dispose of any or all of their shares of common stock offered hereby on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	by pledge to secure debts and other obligations or on foreclosure of a pledge;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Under the registration rights agreement, we have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part continuously effective for up to nine months following such registration, but not later than the date on which all of the shares covered by such registration may be sold without limitation or restriction pursuant to Rule 144 under the Securities Act (or any successor provision having similar effect).

We have agreed, among other things, to pay all expenses of the registration of the shares of common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions applicable to the sale of the shares of common stock.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus. The selling stockholders have, subject to certain limitations, agreed to indemnify us against liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus.

LEGAL MATTERS

Akerman Senterfitt LLP, New York, New York, will pass upon the validity of the shares of our common stock to be offered by this prospectus.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus from Fiesta Restaurant Group’s Registration Statement on Form 10 (File No. 001-35373) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph indicating that the financial statements have been prepared from the separate records maintained by Fiesta Restaurant Group and may not necessarily be indicative of the conditions that would have existed or the results of operations if Fiesta Restaurant Group had been operated as an unaffiliated company and that portions of certain expenses represent allocations made from Carrols Corporation applicable to Fiesta Restaurant Group as a whole). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits filed as part of the registration statement. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. We maintain a website at www.frgi.com. The information contained in, or that can be accessed through, our website is not incorporated by reference herein and is not part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below that we have previously filed with the SEC, except that information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or any other filing where we indicate that such information is being furnished and not “filed” under the Exchange Act, is not deemed to be filed and not incorporated by reference herein:

•	our Registration Statement on Form 10 (File No. 001-35373);

•	our Quarterly Report on Form 10-Q for the quarter ended April 1, 2012, filed on May 10, 2012;

•	our Quarterly Report on Form 10-Q for the quarter ended July 1, 2012, filed on August 15, 2012;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 13, 2012;

•	our Current Reports on Form 8-K filed on: May 8, 2012; June 13, 2012; July 3, 2012; July 9, 2012; August 8, 2012; September 20, 2012; October 4, 2012; and November 13, 2012; and

•

our Registration Statement on Form 10 (File No. 001-35373) for a description of our common stock contained therein and any further amendment or report filed hereafter for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus.

You may request a copy of these filings, at no cost to you, by telephoning us at (972) 702-9300 or by writing us at the following address:

Fiesta Restaurant Group, Inc.

14800 Landmark Boulevard, Suite 500

Addison, Texas 75254

Attn: Investor Relations

You may also access the documents incorporated by reference in this prospectus through our website at www.frgi.com. The reference to our website is an inactive textual reference only and, except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

2,900,000 Shares

Fiesta Restaurant Group, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Jefferies

Piper Jaffray

Raymond James

Stephens Inc.

March 21, 2013